FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese.)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended March 31, 2019  and
Report on Review of Interim Financial Information

Ernst &Young auditores Independentes

A free translation from Portuguese into English of Independent Auditor’s Report on Review of Quarterly Financial Information

Independent auditor’s review report on quarterly information

To the Shareholders, Directors and Officers

Companhia Brasileira de Distribuição

São Paulo – SP – Brazil

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of Companhia Brasileira de Distribuição for the quarter ended March 31, 2019, comprising the statement of financial position as of March 31, 2019 and the related statements of profit or loss, comprehensive income, changes in equity and cash flows for the three-month period then ended, including other explanatory information.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Restatement of corresponding figures

As mentioned in Note 5, due the adoption of the new accounting pronouncement CPC06(R2) and IFRS16 – Leases, the corresponding individual and consolidated figures related to the balance sheet for the year ended December 31, 2018 and the corresponding individual and consolidated interim financial information comprising the statements of profit or loss and  cash flows for the three-month period ended March 31, 2018, presented for comparison purposes, were adjusted and restated as required by CPC 23 (Accounting Policies, Changes in Accounting Estimates and Error Correction) and CPC 26(R1) - Presentation of Financial Statements. Our conclusion is not modified in respect of this matter.

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added (SVA) for the three-month period ended March 31, 2019, prepared under Company’s management responsibility, whose presentation in the interim financial information is required by the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to preparation of Quarterly Information Form (ITR), and as supplementary information by the International Financial Reporting Standards (IFRS), which does not require SVA presentation. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall individual and consolidated interim financial information.

São Paulo, May 07, 2019.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Antonio Humberto Barros dos Santos

Accountant CRC-1SP161745/O-3

Company Information

Capital Composition	5
Individual Interim Financial Information
Balance Sheet – Assets	6
Balance Sheet – Liabilities	7
Statement of Operations	8
Statement of Comprehensive Income	9
Statement of Cash Flows	10
Statement of Changes in Shareholders’ Equity
1/1/2019 to 3/31/2019	11
1/1/2018 to 3/31/2018	12
Statement of Value Added	13
Consolidated Interim Financial Information
Balance Sheet – Assets	14
Balance Sheet – Liabilities	15
Statement of Operations	16
Statement of Comprehensive Income	17
Statement of Cash Flows	18
Statement of Changes in Shareholders’ Equity
1/1/2019 to 3/31/2019	19
1/1/2018 to 3/31/2018	20
Statement of Value Added	21
Comments on the Company`s Performance	22
Notes to the Interim Financial Information	40

Number of Shares (thousand)	Current Quarter 3/31/2019
Share Capital
Common	99,680
Preferred	167,174
Total	266,854
Treasury Shares
Common	0
Preferred	233
Total	233

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03/31/2019	Previous Year 12/31/2018
1	Total Assets	26,548,000	27,587,000
1.01	Current Assets	8,320,000	9,607,000
1.01.01	Cash and Cash Equivalents	1,594,000	2,935,000
1.01.03	Accounts Receivable	852,000	565,000
1.01.03.01	Trade Receivables	560,000	274,000
1.01.03.02	Other Receivables	292,000	291,000
1.01.04	Inventories	3,481,000	3,606,000
1.01.06	Recoverable Taxes	331,000	316,000
1.01.08	Other Current Assets	2,062,000	2,185,000
1.01.08.01	Assets Held for Sale	1,811,000	2,067,000
1.01.08.03	Other	251,000	118,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	7,000	0
1.01.08.03.02	Others Assets	244,000	118,000
1.02	Noncurrent Assets	18,228,000	17,980,000
1.02.01	Long-term Assets	3,410,000	3,353,000
1.02.01.03	Accounts Receivable	189,000	132,000
1.02.01.03.01	Trade receivables, net	60,000	4,000
1.02.01.03.02	Other accounts receivable	129,000	128,000
1.02.01.06	Deferred Taxes	411,000	391,000
1.02.01.07	Prepaid Expenses	15,000	17,000
1.02.01.08	Receivables from related parties	244,000	341,000
1.02.01.09	Other Noncurrent Assets	2,551,000	2,472,000
1.02.01.09.04	Recoverable Taxes	1,881,000	1,813,000
1.02.01.09.05	Restricted deposits for legal proceedings	634,000	624,000
1.02.01.09.06	Financial Instruments - Fair Value Hedge	36,000	35,000
1.02.02	Investments	4,746,000	4,431,000
1.02.02.01	Investments in Associates	4,726,000	4,411,000
1.02.02.01.02	Investments in Subsidiaries	4,726,000	4,411,000
1.02.02.02	Investment properties	20,000	20,000
1.02.03	Property and Equipment, Net	8,228,000	8,351,000
1.02.03.01	Property and Equipment in Use	5,762,000	5,843,000
1.02.03.02	Leased Properties	2,466,000	2,508,000
1.02.04	Intangible Assets, net	1,844,000	1,845,000
1.02.04.01	Intangible Assets	1,844,000	1,845,000
1.02.04.01.02	Intangible Assets	1,185,000	1,169,000
1.02.04.01.03	Intangible Right-of-use	659,000	676,000

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2019	Previous Year 12/31/2018
2	Total Liabilities	26,548,000	27,587,000
2.01	Current Liabilities	6,899,000	8,777,000
2.01.01	Payroll and Related Taxes	417,000	433,000
2.01.02	Trade payables, net	3,541,000	5,604,000
2.01.03	Taxes and Contributions Payable	216,000	236,000
2.01.04	Borrowings and Financing	1,459,000	1,306,000
2.01.05	Other Liabilities	1,266,000	1,198,000
2.01.05.01	Payables to Related Parties	344,000	316,000
2.01.05.02	Other	922,000	882,000
2.01.05.02.01	Dividends and interest on own capital	164,000	57,000
2.01.05.02.08	Financing Related to Acquisition of Assets	26,000	68,000
2.01.05.02.09	Deferred Revenue	82,000	89,000
2.01.05.02.12	Other Accounts Payable	235,000	264,000
2.01.05.02.17	Lease Liability	415,000	404,000
2.02	Noncurrent Liabilities	9,254,000	8,492,000
2.02.01	Borrowings and Financing	4,099,000	3,290,000
2.02.02	Other Liabilities	4,114,000	4,205,000
2.02.02.02	Other	4,114,000	4,205,000
2.02.02.02.03	Taxes payable in installments	447,000	471,000
2.02.02.02.07	Other Accounts Payable	41,000	38,000
2.02.02.02.08	Provision for Losses on Investments in Associates	330,000	293,000
2.02.02.02.09	Lease Liability	3,296,000	3,403,000
2.02.04	Provisions	1,027,000	987,000
2.02.06	Deferred Revenue	14,000	10,000
2.03	Shareholders’ Equity	10,395,000	10,318,000
2.03.01	Share Capital	6,825,000	6,825,000
2.03.02	Capital Reserves	426,000	413,000
2.03.02.04	Stock Option	419,000	406,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,827,000	3,146,000
2.03.04.01	Legal Reserve	517,000	517,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	3,216,000	2,588,000
2.03.04.12	Transactions with non-controlling interests	-44,000	-97,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	-610,000	0
2.03.08	Other comprehensive income	-73,000	-66,000

Individual Interim Financial Information / Statement of Operations

R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
3.01	Net operating revenue	6,236,000	6,238,000
3.02	Cost of sales	-4,432,000	-4,466,000
3.03	Gross Profit	1,804,000	1,772,000
3.04	Operating Income/Expenses	-1,440,000	-1,405,000
3.04.01	Selling Expenses	-1,128,000	-1,118,000
3.04.02	General and administrative expenses	-185,000	-176,000
3.04.05	Other Operating Expenses	-285,000	-269,000
3.04.05.01	Depreciation and Amortization	-235,000	-230,000
3.04.05.03	Other operating expenses, net	-50,000	-39,000
3.04.06	Share of Profit of associates	158,000	158,000
3.05	Profit from operations before net financial expenses	364,000	367,000
3.06	Net Financial expenses	-236,000	-232,000
3.07	Income (loss) before income tax and social contribution	128,000	135,000
3.08	Income tax and social contribution	50,000	26,000
3.08.01	Current	-8,000	-4,000
3.08.02	Deferred	58,000	30,000
3.09	Net Income (loss) from continued operations	178,000	161,000
3.10	Net Income (loss) from discontinued operations	-23,000	-11,000
3.10.01	Net Income (loss) from Discontinued Operations	-23,000	-11,000
3.11	Net Income (loss) for the period	155,000	150,000
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0.54710	0.53000
3.99.01.02	PN	0.60181	0.58300
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.54778	0.52827
3.99.02.02	PN	0.59771	0.57980

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
4.01	Net income for the Period	155,000	150,000
4.02	Other Comprehensive Income	-7,000	-10,000
4.02.02	Foreign Currency Translation	1,000	-7,000
4.02.04	Fair Value of Trade Receivables	-17,000	-4,000
4.02.05	Income Tax Related to Other Comprehensive Income	9,000	1,000
4.03	Total Comprehensive Income for the Period	148,000	140,000

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method
			1.000,00
R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
6.01	Net Cash Operating Activities	-2,102,000	-1,890,000
6.01.01	Cash Provided by the Operations	504,000	498,000
6.01.01.01	Net Income for the Period	155,000	150,000
6.01.01.02	Deferred Income Tax and Social Contribution	-58,000	-30,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipment	39,000	7,000
6.01.01.04	Depreciation/Amortization	267,000	255,000
6.01.01.05	Interest and Inflation Adjustments	221,000	214,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	-158,000	-158,000
6.01.01.08	Provision for Risks	38,000	50,000
6.01.01.10	Share-based Payment	13,000	7,000
6.01.01.11	Allowance for Doubtful Accounts	1,000	0
6.01.01.13	Allowance for obsolescence and damages	-1,000	-1,000
6.01.01.14	Other Operating Expenses	14,000	10,000
6.01.01.15	Deferred Revenue	-3,000	-3,000
6.01.01.16	Loss or gain on lease liabilities	-24,000	-3,000
6.01.02	Changes in Assets and Liabilities	-2,606,000	-2,388,000
6.01.02.01	Accounts Receivable	-355,000	-217,000
6.01.02.02	Inventories	125,000	33,000
6.01.02.03	Recoverable Taxes	-93,000	39,000
6.01.02.04	Other Assets	-114,000	-200,000
6.01.02.05	Related Parties	-34,000	6,000
6.01.02.06	Restricted Deposits for Legal Proceeding	-11,000	-17,000
6.01.02.07	Trade Payables	-2,064,000	-1,979,000
6.01.02.08	Payroll and Related Taxes	-15,000	1,000
6.01.02.09	Taxes and Social Contributions Payable	-67,000	-58,000
6.01.02.10	Payments of provision for risk	-16,000	-20,000
6.01.02.12	Other Payables	-8,000	24,000
6.01.02.13	Income Tax and Social contribution, paid	-4,000	0
6.01.02.15	Received Dividends and Interest on own capital	50,000	0
6.02	Net Cash of Investing Activities	-211,000	-172,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-194,000	-147,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-18,000	-25,000
6.02.04	Sales of Property and Equipment	1,000	0
6.03	Net Cash of Financing Activities	972,000	458,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	1,299,000	1,213,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-440,000	-509,000
6.03.07	Acquisition of companies	-19,000	0
6.03.08	Transactions with Non-controlling Interest	396,000	0
6.03.09	Payment of lease liability	-264,000	-246,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-1,341,000	-1,604,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,935,000	2,868,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,594,000	1,264,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 03/31/2019

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,911,000	0	-66,000	11,083,000
5.02	Net income for the year	0	0	0	-765,000	0	-765,000
5.03	Adjusted opening balance	6,825,000	413,000	3,911,000	-765,000	-66,000	10,318,000
5.04	Capital Transactions with Shareholders	0	13,000	-137,000	0	0	-124,000
5.04.03	Share based expenses	0	10,000	0	0	0	10,000
5.04.07	Interest on own Capital	0	0	-137,000	0	0	-137,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000
5.05	Total Comprehensive Income	0	0	0	155,000	-7,000	148,000
5.05.01	Net Income for the Period	0	0	0	155,000	0	155,000
5.05.02	Other Comprehensive Income	0	0	0	0	-7,000	-7,000
5.05.02.04	Foreign currency translation	0	0	0	0	1,000	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-17,000	-17,000
5.05.02.08	Income taxes related to other comprehensive income	0	0	0	0	9,000	9,000
5.06	Internal Changes of Shareholders’ Equity	0	0	53,000	0	0	53,000
5.06.05	Transactions with Non-controlling Interests	0	0	53,000	0	0	53,000
5.07	Closing Balance	6,825,000	426,000	3,827,000	-610,000	-73,000	10,395,000

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 03/31/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000
5.02	Net income for the year	0	0	0	-802,000	0	-802,000
5.03	Adjusted opening balance	6,822,000	355,000	3,174,000	-916,000	-49,000	9,386,000
5.04	Capital Transactions with Shareholders	0	23,000	-13,000	0	0	10,000
5.04.03	Share based expenses	0	14,000	0	0	0	14,000
5.04.07	Interest on own Capital	0	0	-13,000	0	0	-13,000
5.04.08	Share based expenses of Subsidiaries	0	9,000	0	0	0	9,000
5.05	Total Comprehensive Income	0	0	0	150,000	-10,000	140,000
5.05.01	Net Income for the Period	0	0	0	150,000	0	150,000
5.05.02	Other Comprehensive Income	0	0	0	0	-10,000	-10,000
5.05.02.04	Foreign currency translation	0	0	0	0	-7,000	-7,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-4,000	-4,000
5.05.02.08	Income taxes related to other comprehensive income	0	0	0	0	1,000	1,000
5.07	Closing Balance	6,822,000	378,000	3,161,000	-766,000	-59,000	9,536,000

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
7.01	Revenues	6,780,000	6,775,000
7.01.01	Sales of Goods, Products and Services	6,769,000	6,753,000
7.01.02	Other Revenues	12,000	19,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-1,000	3,000
7.02	Products Acquired from Third Parties	-5,326,000	-5,373,000
7.02.01	Costs of Products, Goods and Services Sold	-4,514,000	-4,586,000
7.02.02	Materials, Energy, Outsourced Services and Other	-812,000	-787,000
7.03	Gross Value Added	1,454,000	1,402,000
7.04	Retention	-267,000	-254,000
7.04.01	Depreciation and Amortization	-267,000	-254,000
7.05	Net Value Added Produced	1,187,000	1,148,000
7.06	Value Added Received in Transfer	150,000	173,000
7.06.01	Share of Profit of Subsidiaries and Associates	158,000	158,000
7.06.02	Financial Revenue	15,000	26,000
7.06.03	Other	-23,000	-11,000
7.07	Total Value Added to Distribute	1,337,000	1,321,000
7.08	Distribution of Value Added	1,337,000	1,321,000
7.08.01	Personnel	725,000	735,000
7.08.01.01	Direct Compensation	478,000	466,000
7.08.01.02	Benefits	137,000	149,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	46,000	46,000
7.08.01.04	Other	64,000	74,000
7.08.02	Taxes, Fees and Contributions	190,000	167,000
7.08.02.01	Federal	38,000	90,000
7.08.02.02	State	83,000	35,000
7.08.02.03	Municipal	69,000	42,000
7.08.03	Value Distributed to Providers of Capital	267,000	269,000
7.08.03.01	Interest	266,000	268,000
7.08.03.02	Rentals	1,000	1,000
7.08.04	Value Distributed to Shareholders	155,000	150,000
7.08.04.01	Interest on shareholders' equity	137,000	14,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	18,000	136,000

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 03/31/2019	Previous Year 12/31/2018
1	Total Assets	57,672,000	61,284,000
1.01	Current Assets	36,919,000	40,859,000
1.01.01	Cash and Cash Equivalents	2,359,000	4,369,000
1.01.03	Accounts Receivable	1,072,000	686,000
1.01.03.01	Trade Receivables	765,000	384,000
1.01.03.02	Other Receivables	307,000	302,000
1.01.04	Inventories	5,732,000	5,909,000
1.01.06	Recoverable Taxes	648,000	679,000
1.01.08	Other Current Assets	27,108,000	29,216,000
1.01.08.01	Assets Held for Sale	26,742,000	29,020,000
1.01.08.03	Other	366,000	196,000
1.01.08.03.01	Financial Instruments - Fair Value Hedge	54,000	43,000
1.01.08.03.02	Other Assets	312,000	153,000
1.02	Noncurrent Assets	20,753,000	20,425,000
1.02.01	Long-term Assets	4,468,000	4,236,000
1.02.01.03	Accounts Receivable	189,000	132,000
1.02.01.03.01	Trade receivables, net	60,000	4,000
1.02.01.03.02	Other accounts receivable	129,000	128,000
1.02.01.06	Deferred Taxes	518,000	488,000
1.02.01.07	Prepaid Expenses	15,000	17,000
1.02.01.08	Receivables from related parties	39,000	34,000
1.02.01.09	Other Noncurrent Assets	3,707,000	3,565,000
1.02.01.09.04	Recoverable Taxes	2,876,000	2,745,000
1.02.01.09.05	Restricted deposits for legal proceedings	785,000	776,000
1.02.01.09.06	Financial Instruments - Fair Value Hedge	46,000	44,000
1.02.02	Investments	236,000	223,000
1.02.02.01	Investments in Associates	216,000	203,000
1.02.02.02	Investment properties	20,000	20,000
1.02.03	Property and Equipment, Net	13,181,000	13,120,000
1.02.03.01	Property and Equipment in Use	9,695,000	9,621,000
1.02.03.02	Leased Properties	3,486,000	3,499,000
1.02.04	Intangible Assets, net	2,868,000	2,846,000
1.02.04.01.02	Intangible Assets	1,979,000	1,937,000
1.02.04.01.03	Intangible Right-of-use	889,000	909,000

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 03/31/2019	Previous Year 12/31/2018
2	Total Liabilities	57,672,000	61,284,000
2.01	Current Liabilities	32,724,000	37,548,000
2.01.01	Payroll and Related Taxes	694,000	686,000
2.01.02	Trade payables, net	6,481,000	9,246,000
2.01.03	Taxes and Contributions Payable	364,000	370,000
2.01.04	Borrowings and Financing	2,342,000	1,981,000
2.01.05	Other Liabilities	1,344,000	1,389,000
2.01.05.01	Payables to Related Parties	159,000	145,000
2.01.05.02	Other	1,185,000	1,244,000
2.01.05.02.01	Dividends and interest on own capital	164,000	57,000
2.01.05.02.08	Financing Related to Acquisition of Assets	47,000	149,000
2.01.05.02.09	Deferred Revenue	213,000	250,000
2.01.05.02.12	Other Accounts Payable	280,000	323,000
2.01.05.02.17	Lease liability	481,000	465,000
2.01.07	Liabilities related to assets held for sale	21,499,000	23,876,000
2.02	Noncurrent Liabilities	11,268,000	10,492,000
2.02.01	Borrowings and Financing	4,197,000	3,392,000
2.02.02	Other Liabilities	5,217,000	5,271,000
2.02.02.02	Other	5,217,000	5,271,000
2.02.02.02.03	Taxes payable in installments	447,000	471,000
2.02.02.02.07	Other Accounts Payable	54,000	49,000
2.02.02.02.08	Provision for Losses on Investments in Associates	330,000	293,000
2.02.02.02.09	Lease Liability	4,386,000	4,458,000
2.02.03	Deferred taxes	561,000	581,000
2.02.04	Provisions	1,275,000	1,235,000
2.02.06	Deferred Revenue	18,000	13,000
2.03	Shareholders’ Equity	13,680,000	13,244,000
2.03.01	Share Capital	6,825,000	6,825,000
2.03.02	Capital Reserves	426,000	413,000
2.03.02.04	Stock Option	419,000	406,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,827,000	3,146,000
2.03.04.01	Legal Reserve	517,000	517,000
2.03.04.05	Earnings Retention Reserve	230,000	230,000
2.03.04.07	Tax Incentive Reserve	58,000	58,000
2.03.04.10	Expansion Reserve	3,216,000	2,588,000
2.03.04.12	Transactions with non-controlling interests	-44,000	-97,000
2.03.04.14	Settlement of Equity Instrument	-150,000	-150,000
2.03.05	Retained Earnings/ Accumulated Losses	-610,000	0
2.03.08	Other comprehensive income	-73,000	-66,000
2.03.09	Non-Controlling interests	3,285,000	2,926,000

Consolidated Interim Financial Information / Statement of Operations

R$ (in thousands)		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
3.01	Net operating revenue	12,709,000	11,343,000
3.02	Cost of sales	-9,913,000	-8,783,000
3.03	Gross Profit	2,796,000	2,560,000
3.04	Operating Income/Expenses	-2,338,000	-2,179,000
3.04.01	Selling Expenses	-1,672,000	-1,558,000
3.04.02	General and administrative expenses	-269,000	-239,000
3.04.05	Other Operating Expenses	-380,000	-346,000
3.04.05.01	Depreciation and Amortization	-329,000	-304,000
3.04.05.03	Other operating expenses, net	-51,000	-42,000
3.04.06	Share of Profit of associates	-17,000	-36,000
3.05	Profit from operations before net financial expenses	458,000	381,000
3.06	Net Financial expenses	-289,000	-274,000
3.07	Income (loss) before income tax and social contribution	169,000	107,000
3.08	Income tax and social contribution	-19,000	-30,000
3.08.01	Current	-109,000	-32,000
3.08.02	Deferred	90,000	2,000
3.09	Net Income (loss) from continued operations	150,000	77,000
3.10	Net Income (loss) from discontinued operations	69,000	190,000
3.10.01	Net Income (loss) from Discontinued Operations	69,000	190,000
3.11	Net Income (loss) for the period	219,000	267,000
3.11.01	Attributable to Controlling Shareholders	155,000	150,000
3.11.02	Attributable to Non-controlling Shareholders	64,000	117,000
3.99.01	Basic Earnings per Share
3.99.01.01	ON	0.54710	0.53000
3.99.01.02	PN	0.60181	0.58300
3.99.02	Diluted Earnings per Share
3.99.02.01	ON	0.54778	0.52827
3.99.02.02	PN	0.59771	0.57980

Consolidated Interim Financial Information / Statement of Comprehensive Income

		Year to date current period	Year to date previous period
R$ (in thousands)		01/01/2019 to	01/01/2018 to
Code	Description	03/31/2019	03/31/2018
4.01	Net income for the Period	219,000	267,000
4.02	Other Comprehensive Income	-7,000	-13,000
4.02.02	Foreign Currency Translation	1,000	-7,000
4.02.04	Fair Value of Trade Receivables	-27,000	-9,000
4.02.05	Deferred tax on fair value of estimated losses	19,000	3,000
4.03	Total Comprehensive Income for the Period	212,000	254,000
4.03.01	Attributable to Controlling Shareholders	148,000	140,000
4.03.02	Attributable to Non-Controlling Shareholders	64,000	114,000

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)		1000
		Year to date current period	Year to date previous period
Code	Description	01/01/2019 to 03/31/2019	01/01/2018 to 03/31/2018
6.01	Net Cash Operating Activities	-4,608,000	-4,873,000
6.01.01	Cash Provided by the Operations	1,134,000	1,392,000
6.01.01.01	Net Income for the Period	219,000	267,000
6.01.01.02	Deferred Income Tax and Social Contribution	-1,000	32,000
6.01.01.03	Gain (Losses) on Disposal of Property and equipment	74,000	17,000
6.01.01.04	Depreciation/Amortization	365,000	334,000
6.01.01.05	Interest and Inflation Adjustments	445,000	451,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates	7,000	30,000
6.01.01.08	Provision for Risks	68,000	202,000
6.01.01.09	Provision for Write-off and impairment	1,000	0
6.01.01.10	Share-based Payment	15,000	7,000
6.01.01.11	Allowance for Doubtful Accounts	123,000	177,000
6.01.01.13	Allowance for obsolescence and damages	-13,000	-19,000
6.01.01.15	Allowance for Doubtful Accounts	-122,000	-103,000
6.01.01.16	Loss or gain on lease liabilities	-47,000	-3,000
6.01.02	Changes in Assets and Liabilities	-5,742,000	-6,265,000
6.01.02.01	Accounts Receivable	-725,000	-1,131,000
6.01.02.02	Inventories	268,000	-914,000
6.01.02.03	Recoverable Taxes	-34,000	-141,000
6.01.02.04	Other Assets	-250,000	-416,000
6.01.02.05	Related Parties	4,000	-15,000
6.01.02.06	Restricted Deposits for Legal Proceeding	0	-75,000
6.01.02.07	Trade Payables	-4,667,000	-3,313,000
6.01.02.08	Payroll and Related Taxes	-86,000	14,000
6.01.02.09	Taxes and Social Contributions Payable	19,000	-66,000
6.01.02.10	Payments of provision for risk	-189,000	-153,000
6.01.02.11	Deferred Revenue	3,000	4,000
6.01.02.12	Other Payables	-5,000	74,000
6.01.02.13	Income Tax and Social contribution, paid	-92,000	-133,000
6.01.02.15	Received Dividends and Interest on own capital	12,000	0
6.02	Net Cash of Investing Activities	-615,000	-427,000
6.02.02	Acquisition of Property and Equipment (Note 14.2)	-495,000	-356,000
6.02.03	Increase in Intangible Assets (Note 15.2)	-120,000	-80,000
6.02.04	Sales of Property and Equipment	0	9,000
6.03	Net Cash of Financing Activities	798,000	254,000
6.03.02	Proceeds from Borrowings and Financing (Note 16.2)	2,734,000	2,633,000
6.03.03	Payments of Borrowings and Financing (Note 16.2)	-1,776,000	-1,864,000
6.03.07	Acquisition of companies	-19,000	0
6.03.08	Transactions with Non-controlling Interest	396,000	0
6.03.09	Payment of lease liability	-537,000	-515,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	-4,425,000	-5,046,000
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	8,080,000	7,351,000
6.05.02	Cash and Cash Equivalents at the End of the Period	3,655,000	2,305,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2019 to 03/31/2019

R$ (in thousands)			1000
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehen-sive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,825,000	413,000	3,911,000	0	-66,000	11,083,000	2,856,000	13,939,000
5.02	Net income for the year	0	0	0	-765,000	0	-765,000	70,000	-695,000
5.03	Adjusted opening balance	6,825,000	413,000	3,911,000	-765,000	-66,000	10,318,000	2,926,000	13,244,000
5.04	Capital Transactions with Shareholders	0	13,000	-137,000	0	0	-124,000	2,000	-122,000
5.04.03	Share based expenses	0	10,000	0	0	0	10,000	0	10,000
5.04.07	Options Granted - subsidiaries	0	0	-137,000	0	0	-137,000	0	-137,000
5.04.08	Share based expenses of Subsidiaries	0	3,000	0	0	0	3,000	2,000	5,000
5.05	Total Comprehensive Income	0	0	0	155,000	-7,000	148,000	64,000	212,000
5.05.01	Net Income for the Period	0	0	0	155,000	0	155,000	64,000	219,000
5.05.02	Other Comprehensive Income	0	0	0	0	-7,000	-7,000	0	-7,000
5.05.02.04	Foreign currency translation	0	0	0	0	1,000	1,000	0	1,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-17,000	-17,000	-10,000	-27,000
5.05.02.08	Income taxes related to other comprehensive income	0	0	0	0	9,000	9,000	10,000	19,000
5.06	Internal Changes of Shareholders’ Equity	0	0	53,000	0	0	53,000	293,000	346,000
5.06.05	Transactions with Non-controlling Interests	0	0	53,000	0	0	53,000	293,000	346,000
5.07	Closing Balance	6,825,000	426,000	3,827,000	-610,000	-73,000	10,395,000	3,285,000	13,680,000

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2018 to 03/31/2018

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehen-sive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening balance	6,822,000	355,000	3,174,000	-114,000	-49,000	10,188,000	2,853,000	13,041,000
5.02	Net income for the year	0	0	0	-802,000	0	-802,000	-80,000	-882,000
5.03	Adjusted opening balance	6,822,000	355,000	3,174,000	-916,000	-49,000	9,386,000	2,773,000	12,159,000
5.04	Capital Transactions with Shareholders	0	23,000	-13,000	0	0	10,000	6,000	16,000
5.04.03	Share based expenses	0	14,000	0	0	0	14,000	0	14,000
5.04.07	Options Granted - subsidiaries	0	0	-13,000	0	0	-13,000	0	-13,000
5.04.08	Share based expenses of Subsidiaries	0	9,000	0	0	0	9,000	6,000	15,000
5.05	Total Comprehensive Income	0	0	0	150,000	-10,000	140,000	114,000	254,000
5.05.01	Net Income for the Period	0	0	0	150,000	0	150,000	117,000	267,000
5.05.02	Other Comprehensive Income	0	0	0	0	-10,000	-10,000	-3,000	-13,000
5.05.02.04	Foreign currency translation	0	0	0	0	-7,000	-7,000	0	-7,000
5.05.02.07	Fair value of trade receivables	0	0	0	0	-4,000	-4,000	-5,000	-9,000
5.05.02.08	Income taxes related to other comprehensive income	0	0	0	0	1,000	1,000	2,000	3,000
5.07	Closing Balance	6,822,000	378,000	3,161,000	-766,000	-59,000	9,536,000	2,893,000	12,429,000

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)		1000
		Year to date current period	Year to date previous period
Code	Description	1/01/2019 to 03/30/2019	01/01/2018 to 03/31/2018
7.01	Revenues	13,842,000	12,326,000
7.01.01	Sales of Goods, Products and Services	13,828,000	12,300,000
7.01.02	Other Revenues	15,000	23,000
7.01.04	Allowance for/Reversal of Doubtful Accounts	-1,000	3,000
7.02	Products Acquired from Third Parties	-11,289,000	-10,219,000
7.02.01	Costs of Products, Goods and Services Sold	-10,170,000	-9,194,000
7.02.02	Materials, Energy, Outsourced Services and Other	-1,119,000	-1,025,000
7.03	Gross Value Added	2,553,000	2,107,000
7.04	Retention	-365,000	-334,000
7.04.01	Depreciation and Amortization	-365,000	-334,000
7.05	Net Value Added Produced	2,188,000	1,773,000
7.06	Value Added Received in Transfer	78,000	192,000
7.06.01	Share of Profit of Subsidiaries and Associates	-17,000	-36,000
7.06.02	Financial Revenue	26,000	38,000
7.06.03	Other	69,000	190,000
7.07	Total Value Added to Distribute	2,266,000	1,965,000
7.08	Distribution of Value Added	2,266,000	1,965,000
7.08.01	Personnel	1,073,000	1,008,000
7.08.01.01	Direct Compensation	713,000	646,000
7.08.01.02	Benefits	224,000	222,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	65,000	62,000
7.08.01.04	Other	71,000	78,000
7.08.01.04.01	Profit (cost) sharing	71,000	78,000
7.08.02	Taxes, Fees and Contributions	632,000	352,000
7.08.02.01	Federal	358,000	174,000
7.08.02.02	State	194,000	122,000
7.08.02.03	Municipal	80,000	56,000
7.08.03	Value Distributed to Providers of Capital	342,000	338,000
7.08.03.01	Interest	332,000	326,000
7.08.03.02	Rentals	10,000	12,000
7.08.04	Value Distributed to Shareholders	219,000	267,000
7.08.04.01	Interest on shareholders' equity	137,000	14,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	18,000	136,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	64,000	117,000

      São Paulo, May 8, 2019 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the first quarter of 2019. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. The following comments are related to the results of continuing operations.  All comparisons are with the same period in 2018, except where stated otherwise. All comments regarding adjusted EBITDA and gross margin exclude the non-recurring effects from the periods. Comments related to net income refer to net income attributable to controlling shareholders of continuing operations. In addition, starting from 2019, results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases discounted at present value for virtually all lease agreements of our stores. Comments in this page refer to numbers before the application of IFRS 16.

1Q19 RESULTS

GPA Food

The following comments refer to numbers before the application of IFRS 16.

▪        Gross sales revenue reached R$13.8 billion in 1Q19, maintaining a strong growth pace of 12.4%;

▪        Significant growth of 15.2% in adjusted EBITDA despite the unfavorable Easter calendar, totaling R$680 million and margin reaching 5.4%, +20 basis points (bps);

▪        Net income up 41.7% in the quarter, totaling R$216 million, with net margin improving to 1.7% (+40 bps), mainly reflecting the operational growth at Assaí and Multivarejo;

▪        Solid financial structure achieved through maintenance of low level of leverage, which reached -1.12x EBITDA;

▪        Significant growth of food e-commerce, underlining the leadership position in the sector and expanding the share of sales under the Pão de Açúcar banner to over 4%;

▪        Consistent advances in Digital Transformation, with the following highlights:

(i)      Launch of the James Delivery (last miler) operations in São Paulo and expansion to 10 more cities until the end of 2019;

(ii)    Rollout of strategic partnership with Cheftime to 28 stores and an estimate to reach more than 100 store in 2Q19;

(iii)   My Discount app reached over 70% growth in downloads - more than 8.3 million - with strong growth in the penetration of loyalty programs.

(iv)   Partnership agreement with Get Ninjas and other initiatives to optimize clients’ time at stores: Pre-Scanning, Shop & Go, Self Check-out and Scan & Go.

            (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted by Other Operating Income and Expenses.

IFRS 16

As of January 1st, 2019, GPA’s results include the effects of IFRS 16/CPC 06 (R2) – Leases, which eliminates the distinction between operating and financial leases and requires the recognition of a financial asset and liability related to future leases, discounted at present value, for virtually all lease agreements of our stores.

The Company opted for the full retrospective adoption, as if the pronouncement had always been adopted since the start of the contracts in order to show the comparable effects for each past period. As such, operational lease expenses are replaced by depreciation expenses related to the right of use and interest expenses related to the lease liability.

To sum up, the main items affected and the respective annual amounts for 2018 are listed below:

Income Statement:

▪      EBITDA: positive effect of R$ 0.9 billion

▪      Amortization: negative impact of R$ 0.4 billion

▪      Financial Result: negative effect of R$ 0.5 billion

▪      Net income: negative impact of R$ 50 million

For a better understanding of the 1Q19 results, below is a summary of the adjustments to reconcile the effects of IFRS 16 for GPA Consolidated and GPA Food:

 (1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted by Other Operating Income and Expenses.

“For another quarter, we have made important advances in all formats of the food business, as a result of our assertive multi-channel, multi-format and multi-region strategy. Assaí presented an exceptional sales performance and profitability while Multivarejo continued with consistent results. We maintained the initiatives of portfolio adjustments with retrofits and conversions of stores, progressed sequentially in private label brands and advanced in the projects of digital transformation in the Group, with the expansion of the performance of James delivery and other initiatives in store.”

Peter Estermann, Chief Executive Officer of GPA

OPERATING PERFORMANCE BY BUSINESS

Assaí

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted by Other Operating Income and Expenses.

Gross sales revenue totaled R$6.9 billion, speeding up the growth pace to 25.6%, reflecting the accelerated maturation of stores opened in 2018 and the strong same-store growth of 10.7%. Market share increased 230 bps and customer traffic registered a significant 14.8% growth.  The quarterly highlights also include:

▪        Conversion of hypermarket to Assaí: one more store converted (Sezefredo), totaling 145 Assaí stores. Around 20 stores will be opened in the year;

▪        More than 100,000 Passaí cards issued in the quarter. Presently, Assaí has more than 720,000 cards, with total penetration of more than 5% of sales.

Gross profit grew 24.6%, with gross margin of 15.3%, remaining at the same level as in 1Q18 despite the acceleration in sales growth, reflecting an appropriate level of commercial competitiveness. Implementation of IFRS 16 did not affect gross margin in the quarter.

Selling, general and administrative expenses amounted to R$597 million, corresponding to 9.4% of sales. The significant 40 bps dilution mainly stems from the strong sales growth combined with the rigorous control of expenses, despite the pre-operational expenses incurred at the stores under construction as part of the expansion plan. The adoption of IFRS 16 had no influence over the dilution of expenses in the quarter.

Adjusted EBITDA rose 31.4%, with EBITDA margin of 6.0% (+30 bps). Implementation of IFRS 16 affected EBITDA margin expansion by -10 bps. The evolution of profitability is in line with the guidance for the year.

Net income totaled R$158 million, significant growth of 44.6%, with margin of 2.5% (+30 bps). Implementation of IFRS 16 did not affect net margin expansion in the quarter.

Multivarejo

(1) Earnings before interest, tax, depreciation and amortization. (2) Adjusted by Other Operating Income and Expenses.

Gross sales revenue totaled R$6.9 billion in the period, up 1.8% from 1Q18, despite the unfavorable calendar caused by Easter falling in the second quarter. Same-store growth has remained at around mid-single digits since 1Q18, reaching 4.8% in 1Q19. The period highlights were:

▪        Market share gains in all banners;

▪        Strong growth in food e-commerce sales, consolidating the leadership of the segment;

▪        Continuation of initiatives related to the optimization of store portfolio: renovation and conversion of stores, which boosted performance at Pão de Açúcar and Extra Supermarkets;

▪        Penetration of Private-Label Brands rose to approximately 12% of sales;

▪        Consistent progress in digital transformation initiatives

Gross profit totaled R$1.8 billion, with gross margin of 28.6%. Gross margin was higher than in the previous year due to the Easter effect and reflects the level of competitiveness the Company believes is adequate for each Multivarejo banner. Implementation of IFRS 16 did not affect gross margin in the quarter.

Selling, general and administrative expenses totaled R$1.3 billion, up 3.3%, mainly driven by the increase, significantly below inflation, of personnel and store operation expenses. Selling, general and administrative expenses corresponded to 21.0% of sales, an increase of 30 bps from 1Q18. Implementation of IFRS 16 affected the dilution of expenses in the quarter by -20 bps.

Adjusted EBITDA came to R$536 million, with margin of 8.4%.  Implementation of IFRS improved adjusted EBITDA margin by +20 bps. Without the application of IFRS 16, adjusted EBITDA remained at the 1Q18 level (+5.5%) despite the absence of seasonal effect (Easter) in the quarter, demonstrating consistent performance and control over operating expenses.

Net income grew 115.3% to R$31 million, with margin of 0.5% (+30 bps). Implementation of IFRS 16 contributed +10 bps to net margin expansion in the quarter.

Digital Transformation and e-commerce:

Focus on offering customers increasingly customized solutions through innovation and the omnichannel strategy in order to ensure a better shopping experience.

●      Maintenance of leadership in food e-commerce operation:

○      Pão de Açúcar Adega, the multichannel digital platform with nationwide coverage launched in 4Q18, enabled us to double online sales in the wine category in the quarter;

○      The Click&Collect and Express operations posted a strong 32% growth in the quarter, already being offered at 76 stores under the Pão de Açúcar and Extra banners.

●      James Delivery: launch of the operations in São Paulo in April and expansion to 10 more cities until the end of 2019;

●      My Discount: More than 8.3 million downloads, up 70%, with strong increase in penetration in loyalty programs;

●      Cheftime: Rollout of the partnership in 28 more stores, in addition to e-commerce sales. Estimate to reach more than 100 stores in 2Q19;

●      Partnership with Get Ninjas and other initiatives to optimize customers’ time at stores: Launch of pilot operations of Pre-scanning, Shop & Go, Self Check-out, as well as the possibility of paying for purchases through the app (Scan & Go);

OTHER INCOME AND EXPENSES

In the quarter, Other Income and Expenses amounted to an expense of R$51 million, mainly related to restructuring expenses and asset write-offs, chiefly stemming from the review of the store portfolio, in addition to expenses related to tax contingencies in connection with previous periods (2001 to 2008).

FINANCIAL RESULT

The Company’s financial result amounted to R$289 million, or 2.3% of net sales. Without the application of IFRS 16, financial result amounted to R$142 million, 1.1% of net sales, down 10 bps from 1Q18.

The main variations were:

▪        Reduction in the cost of debt: in line with the decline in the CDI interest rate, from 6.7% in 1Q18 to 6.4% in 1Q19;

▪        Lower expenses with sales of receivables: reflecting the lower interest rate and shorter term of the receivables portfolio, influenced by the higher share of Assaí;

▪        Restatement of contingencies and other expenses: remained virtually stable as a percentage of net sales revenue compared to 1Q18;

Due to the adoption of IFRS 16, the financial result now includes Interest on lease liabilities. In the quarter, a sum of R$147 million was recognized under this item, which corresponds to 1.2% of revenue (vs. 1.3% in 1Q18).

Net Income - Food

In the Food segment, net income attributable to the controlling shareholders from continuing operations was R$189 million, 52.8% higher than in 1Q18, with margin of 1.5%. At Assaí, net income grew 44.6% to R$158 million, with margin of 2.5%. At Multivarejo, net income grew 115.3% to R$31 million, with net margin of 0.5%.

Earnings per Share

Consolidated net income attributable to the controlling shareholders, considering continuing and discontinued operations, came to R$152 million, with margin of 1.2%.

In 1Q19, earnings per share stood at R$0.54778 for common shares and at R$0.59771 for preferred shares.

Net Debt

The Company does not consider the adjustments resulting from IFRS 16 on debt and EBITDA in order to calculate the indicators in the following table.

(1) EBITDA before IFRS 16, in the last 12 months.

Net debt adjusted for the balance of unsold receivables stood at R$3.5 billion. The Company’s financial leverage remains low and is constantly improving, with net debt/EBITDA ratio of -1.12.

Cash balance stood at R$2.4 billion and the balance of unsold receivables stood at R$546 million, for total available funds of R$2.9 billion. The Company also has R$1.8 billion in pre-approved/confirmed credit lines.

Investments

Investments in the Food segment totaled R$463 million in the quarter, up 40.2% from 1Q18.

We opened one Assaí store through conversion (another 10 are under construction) and one drugstore. Moreover, 2 conversions of Mini Extra to Minuto Pão de Açúcar and 7 conversions of Extra Super to Mercado Extra stores were concluded (totaling 43 Extra Super stores converted, of which 30 became Mercado Extra and 13 Compre Bem stores).

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

BALANCE SHEET

ASSETS

(R$ million)	Consolidated 03.31.2019	Consolidated 12.31.2018	Consolidated 03.31.2018	Food Businesses 03.31.2019	Food Businesses 12.31.2018	Food Businesses 03.31.2018
Current Assets	**36,919**	**40,862**	**34,587**	**10,210**	**11,879**	**8,491**
Cash and Marketable Securities	2,359	4,369	1,701	2,358	4,369	1,701
Accounts Receivable	765	384	857	770	390	862
Credit Cards	487	92	594	487	90	599
Sales Vouchers and Trade Account Receivable	217	196	206	222	240	206
Allowance for Doubtful Accounts	(5)	(5)	(4)	(5)	(4)	(4)
Resulting from Commercial Agreements	66	101	61	66	64	61
Inventories	5,732	5,909	4,758	5,732	5,909	4,758
Recoverable Taxes	648	679	573	648	679	573
Noncurrent Assets for Sale	26,743	29,020	26,129	31	31	22
Prepaid Expenses and Other Accounts Receivables	672	500	569	671	501	575
Noncurrent Assets	**20,753**	**20,424**	**18,516**	**20,773**	**20,440**	**18,547**
Long-Term Assets	4,468	4,235	3,791	4,489	4,251	3,817
Accounts Receivables	60	4	42	60	4	42
Credit Cards	60	4	42	60	4	42
Recoverable Taxes	2,876	2,745	1,785	2,876	2,745	1,785
Deferred Income Tax and Social Contribution	518	488	414	518	488	414
Amounts Receivable from Related Parties	39	34	52	61	50	78
Judicial Deposits	785	776	788	785	776	788
Prepaid Expenses and Others	191	188	711	190	188	711
Investments	236	223	188	236	223	188
Property and Equipment	13,181	13,120	12,618	13,180	13,120	12,618
Intangible Assets	2,868	2,846	1,919	2,868	2,846	1,924
TOTAL ASSETS	**57,672**	**61,284**	**53,103**	**30,982**	**32,318**	**27,039**

LIABILITIES

	Consolidated 03.31.2019	Consolidated 12.31.2018	Consolidated 03.31.2018	Food Businesses 03.31.2019	Food Businesses 12.31.2018	Food Businesses 03.31.2018
Current Liabilities	**32,724**	**37,547**	**29,988**	**11,348**	**13,791**	**9,082**
Suppliers	6,481	9,246	5,510	6,486	9,258	5,515
Loans and Financing	1,275	916	834	1,275	916	834
Debentures	1,067	1,068	506	1,067	1,068	506
Lease Liability	481	465	425	481	465	425
Payroll and Related Charges	694	686	664	694	686	664
Taxes and Social Contribution Payable	363	370	272	363	370	272
Dividends Proposed	164	57	78	164	57	78
Financing for Purchase of Fixed Assets	47	149	24	47	149	24
Rents	8	8	11	8	8	11
Debt with Related Parties	159	146	160	278	251	376
Advertisement	31	59	39	31	59	39
Provision for Restructuring	7	10	3	7	10	3
Advanced Revenue	213	250	125	213	250	125
Non-current Assets Held for Sale	21,500	23,875	21,131	-	-	-
Others	234	241	205	234	244	211
Long-Term Liabilities	**11,268**	**10,493**	**10,686**	**11,267**	**10,493**	**10,686**
Loans and Financing	307	313	642	307	313	642
Debentures	3,890	3,078	3,336	3,890	3,078	3,336
Lease Liability	4,386	4,458	4,260	4,386	4,458	4,260
Deferred Income Tax and Social Contribution	561	581	424	561	581	424
Tax Installments	447	471	540	447	471	540
Provision for Contingencies	1,276	1,235	1,155	1,276	1,235	1,155
Advanced Revenue	18	13	19	18	13	19
Provision for loss on investment in Associates	330	293	261	330	293	261
Others	54	49	49	53	49	49
Shareholders' Equity	**13,680**	**13,246**	**12,429**	**8,367**	**8,035**	**7,270**
Capital	6,825	6,825	6,822	5,692	5,514	5,450
Capital Reserves	426	414	379	427	414	379
Profit Reserves	3,217	3,146	2,394	2,322	2,173	1,501
Other Comprehensive Results	(73)	(66)	(60)	(73)	(66)	(60)
Minority Interest	3,285	2,927	2,893	-	-	-
TOTAL LIABILITIES	**57,672**	**61,284**	**53,103**	**30,982**	**32,318**	**27,039**

2.1 Income Statement for 1Q19 – Before IFRS 16

(1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted by Other Operating Income and Expenses.

2.1 Income Statement for 1Q19 – After IFRS 16

 (1) Multivarejo includes the results of Malls and Corporate. (2) Equity income from Cdiscount is included in the Consolidated results and not in the Retail and Cash-and-Carry segments. (3) Net income after non-controlling interest. (4) Adjusted by Other Operating Income and Expenses.

3. Cash Flow - Consolidated (including Via Varejo)

3.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

4. Breakdown of Sales by Business

(1)Includes sales by Extra Supermercado, Mercado Extra, Extra Hiper and Compre Bem.(2) Includes sales by Mini Extra and Minuto Pão de Açúcar.

(3)Includes sales by Gas stations, Drugstores, Delivery and rental revenue from commercial centers.

5. Breakdown of Sales (% of Net Sales)

6. Store Portfolio Changes by Banner

1Q19 Results Conference Call and Webcast

Thursday, May 9, 2019
10:30 a.m. (Brasília) | 9:30 a.m. (New York) | 2:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3181-8565

Conference call in English (simultaneous translation)
+1 (412) 717-9224 or +1 (844) 763-8274

Webcast: http://www.gpari.com.br

Replay
+55 11 3193-1012
Access code for audio in Portuguese: 1932275#
Access code for audio in English: 1779586#

http://www.gpari.com.br

Investor Relations Contacts

GPA Telephone: 55 (11) 3886-0421 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 18 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units:  Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Ponto Frio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release related to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, the general economic performance of Brazil, industry and international markets, and hence are subject to change.

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Food
Multivarejo
multivarejo
Cash and Carry
ASSAÍ
ATACADISTA
Supermarkets
extra
Compre Bem
Mercado extra
Hypermarkets
extra
hiper
Proximity
minuto
mini
Other Business
posto extra
drogaria extra
mini mercado
cheftime
James
GPA Malls
GPA Malls
Cash and Carry
ASSAÍ
ATACADISTA

Discontinued Operations: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Diluted earnings per share are calculated as follows:

●       Numerator: profit in the year adjusted by dilutive effects of stock options granted by subsidiaries.

●       Denominator: number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be repurchased in the market, if applicable.

Equity instruments that must or can be settled with the shares of the Company and its subsidiaries are only included in the calculation when the settlement has a dilutive impact on earnings per share.

Compre Bem: Project involving the conversion of stores in order to enter a market niche currently occupied by regional supermarkets. The store model is better adapted to the needs of consumers in the regions where the stores are located. The service and assortment of the perishables category will be reinforced, while other categories will have a leaner assortment. Compre Bem is managed independently from the Extra Super banner, with the focus on streamlining operating costs, especially logistics and IT.

Mercado Extra: Project aims to renovate Extra Super by reinforcing the quality of perishables and customer service, with the focus on the B and C income groups. There will be no change in the operating model of the stores, which will continue to be managed under the Extra banner.

James Delivery (last miler): Multiservice platform for ordering and delivering in minutes of diverse products selected by our customers, including restaurants and integration with our supermarkets and drugstores.

Cheftime: pioneering startup in the Foodtech segment, offering online subscription services and sales of gastronomic kits.

Same-store growth: Same-store growth, as mentioned in this document, is adjusted by the calendar effect in each period.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

41

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) is engaged in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores especially under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Mercado Extra“, “Minimercado Extra”, “Assai”, and the neighborhood shopping mall brand “Conviva”. The activities related to the segments of electronics and e-commerce are presented as discontinued operations (note 32) and represent the stores under the brands “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”. The Group’s headquarters are located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“B3”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”.

The Company is indirectly controlled by Almacenes Éxito S.A., through Wilkes Participações S.A. (“Wilkes”), and its ultimate parent company is Casino Guichard Perrachon (“Casino”), French company listed on Paris Stock Exchange.

2.      Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 (R1) - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais. The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

The individual and consolidated interim financial information for the quarter ended March 31, 2019 were approved by the Board of Directors on May 07, 2019.

As a result of the process in progress for the sale of the subsidiary Via Varejo S.A. (note 32 on the financial statements for year ended December 31, 2018, presented in February 20, 2019) and in accordance to the CPC 31 / IFRS 5 – Non current assets held for sale and discontinued operation, the individual and consolidated interim financial information of the statement of the operations and the statement of the added value for the periods ended March 31, 2019 and March 31, 2018 were presented with the effects of the transaction.

The cash flow statements presented include the continuing and discontinued operations in line with technical pronouncement CPC31 / IFRS 5. The summary cash flow of discontinued operations is presented in note 31.1.

The balance sheet, the statement of operations, the statement of value added, the statement of changes in shareholders equity and the statement of cash flow were restated with the adoption of IFRS16 (see note 5).

3.        Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2018, in note 3.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

4.        Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2018 and therefore should be read in conjunction and except for the adoption of CPC06 (R2) leases pronouncement, presented in note 5.1. and the policy of recognition and measurement of income tax in the interim period described in Note 19.1.

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019

5.1.   CPC 06(R2)/ IFRS 16 - Leases

CPC 06 (R2) / IFRS 16 sets forth the principles for the recognition, measurement, presentation and disclosure of leasing operations and requires tenants to account for all leases in a single model balance sheet similar to accounting for molds of CPC 06 (R1) / IAS 17.

The Company opted for the adoption of the full retrospective approach as a transition method on January 1, 2019, with effect from the beginning of the first practicable period and consequently, the comparative periods are being restated.

In the signing of an agreement, the Company must consider if the contract is a lease, or contains a lease component. The contract is, or contains, a lease if it transfers the rights to control the use of an asset for a period of time in exchange of a consideration.

The Group leases equipment and commercial spaces, including stores and distribution centers, through cancelable and non-cancelable lease agreements. The agreements length vary substantially from 5 to 25 years.

The Group as a lessee

Company evaluates its agreements in order to identify the lease relationships of a right of use, considering the exceptions described in the standard as short-term agreements lower than twelve months and individual assets with amount lower than US$5 thousands.

Lease agreements are then recorded, at its beginning, as a Lease liability (note 21) against a Right of use (note 14 and 15), both by the present value of the minimum lease payments, using the implied interest rate in the agreement, or the incremental borrowing rate of the lessee.

The lease term utilized in the measurement relates to the term that the lessee is reasonably certain that will extend, or that will not extend, the lease relationship.

Subsequently, the payments made are allocated between financial interest and reduction of the liability, applying the interest rate in the balance of the liability. The financial interest is recognized as financial expenses.

The Right of Use of the lease agreements is amortized as expense, as incurred, during the lease term used for the lease estimation of the lease liabilities. The leasehold improvements made in our stores are amortized over their useful life, or the expected time for utilization of the asset limited in the cases where there is evidence of impossibility of extension of the lease term.

The contingent rentals are recognized as expenses as incurred.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.1.   Leases - Continued

Group as lessors

Lease agreements in which the Group does not transfer substantially all the risks and rewards of ownership of the asset are classified as operating lease. Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating an operating lease are accounted for as part of the carrying amount of the leased asset and amortized over the agreement term on the same basis as rental income.

Contingent rentals are recognized as revenue in the periods in which they are earned.

5.2. Presentation of the retrospective effects of the application of pronouncements

As the decision to adopt the full retrospective approach of CPC 06 (R2) (IFRS16) the comparative periods are being restated as follows:

Balance Sheet

	Parent Company
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Assets held for sale	2,014	53	2,067
Total current assets	9,554	53	9,607

Deferred income tax and social contribution taxes	172	219	391
Investments in subsidiaries and associates	4,536	(125)	4,411
Property and equipment	5,864	2,487	8,351
Intangible assets	1,674	171	1,845
Total non-current assets	15,228	2,752	17,980
Total Assets	24,782	2,805	27,587

Borrowings and financing	1,336	(30)	1,306
Lease liability	-	404	404
Other current liabilities	384	(120)	264
Total current liabilities	8,523	254	8,777

Borrowings and financing	3,403	(113)	3,290
Lease liability	-	3,403	3,403
Provision for losses on investments in associates	267	26	293
Total non-current liabilities	5,176	3,316	8,492

Total liabilities	13,699	3,570	17,269

Total Shareholders' Equity	11,083	(765)	10,318
Total liabilities and shareholders' equity	24,782	2,805	27,587

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

	Consolidated
	12.31.2018
	As originally presented	IFRS16 effects	Restated

Assets held for sale	175	(22)	153
Total current assets	24,443	4,577	29,020
	36,304	4,555	40,859
Deferred income tax and social contribution taxes
Investments in subsidiaries and associates	207	281	488
Property and equipment	59	(42)	17
Intangible assets	9,650	3,470	13,120
Total non-current assets	2,675	171	2,846
Total Assets	16,545	3,880	20,425
	52,849	8,435	61,284
Borrowings and financing
Lease liability	2,016	(35)	1,981
Other current liabilities	-	465	465
Total current liabilities	454	(131)	323
	19,412	4,464	23,876
Borrowings and financing	32,785	4,763	37,548
Lease liability
Provision for losses on investments in associates	3,509	(117)	3,392
Total non-current liabilities	-	4,458	4,458
	267	26	293
Total liabilities	6,125	4,367	10,492

Total Shareholders' Equity	38,910	9,130	48,040
Total liabilities and shareholders' equity
Assets held for sale	13,939	(695)	13,244
Total current assets	52,849	8,435	61,284

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

Statement of Operations

	Parent Company
	03.31.2018
	As originally presented	IFRS16 effects	Restated

Cost of sales	(4,478)	12	(4,466)
Gross profit	1,760	12	1,772
Operating income (expenses)
Selling expenses	(1,262)	144	(1,118)
General and administrative expenses	(177)	1	(176)
Depreciation and amortization	(155)	(75)	(230)
Share of profit of associates	136	22	158
Other operation expenses, net	(40)	1	(39)
Profit from operations before net financial expenses	262	105	367
Net financial expenses	(119)	(113)	(232)
Income before income tax and social	143	(8)	135
Income tax and social contribution	18	8	26
Net income from continuing operations	161	-	161
Net income (loss) from discontinued operations	(11)	-	(11)
Net income for the period	150	-	150
Attributable:
Controlling shareholders – continuing operations	161	-	161
Controlling shareholders – discontinued operations	(11)	-	(11)
Total of controlling shareholders	150	-	150

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

	Consolidated
	03.31.2018
	As originally presented	IFRS16 effects	Restated

Cost of sales	(8,796)	13	(8,783)
Gross profit	2,547	13	2,560
Operating income (expenses)
Selling expenses	(1,739)	181	(1,558)
General and administrative expenses	(241)	2	(239)
Depreciation and amortization	(210)	(94)	(304)
Share of profit of associates	(33)	(3)	(36)
Other operation expenses, net	(43)	1	(42)
Profit from operations before net financial expenses	281	100	381
Net financial expenses	(132)	(142)	(274)
Income before income tax and social	149	(42)	107
Income tax and social contribution	(41)	11	(30)
Net income from continuing operations	108	(31)	77
Net income (loss) from discontinued operations	118	72	190
Net income for the period	226	41	267
Attributable:
Controlling shareholders – continuing operations	108	(31)	77
Controlling shareholders – discontinued operations	42	31	73
Total of Controlling shareholders	150	-	150

Non-controlling shareholders – discontinued operations	76	41	117
Total of non-controlling shareholders	76	41	117

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

5.      Adoption of new accounting pronouncements, amendments and interpretations issued by IASB and CPC as from January 1, 2019 - Continued

5.2.   Presentation of the retrospective effects of the application of pronouncements - Continued

Statement of Cash Flows

	Parent Company
	03.31.2018
	As originally presented	IFRS16 effects	Restated

Net income for the period	150	-	150
Deferred income tax	(22)	(8)	(30)
Losses (gain) of disposals of property and equipment	5	2	7
Depreciation/ Amortization	166	89	255
Interest and inflation adjustments	97	118	215
Share of profit (loss) of subsidiaries and associates	(136)	(22)	(158)
Losses (gain) on lease liability write off	-	(3)	(3)
Other liabilities	(22)	45	23
Payments of borrowings and financing	(534)	25	(509)
Payments of lease liability	-	(246)	(246)

	Consolidated
	03.31.2018
	As originally presented	IFRS16 effects	Restated

Net income for the period	226	41	267
Deferred income tax	6	26	32
Losses (gain) of disposals of property and equipment	15	2	17
Depreciation/ Amortization	223	111	334
Interest and inflation adjustments	205	246	451
Share of profit (loss) of subsidiaries and associates	27	3	30
Losses (gain) on lease liability write off	-	(3)	(3)
Other liabilities	25	49	74
Payments of borrowings and financing	(1,904)	40	(1,864)
Payments of lease liability	-	(515)	(515)

5.3   ICPC 22

The interpretation of ICPC22 clarifies how to apply the recognition and measurement requirements of CPC 32 when there is uncertainty about tax treatments on profit. The interpretation was approved on December 21, 2018 and entered into force on January 1, 2019. Management concludes that there are no significant impacts as a result of the adoption of such interpretation.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

6.     Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates used in the preparation of the individual and consolidated interim financial information for the three-month period ended March 31, 2019 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2018, except for the adoption of CPC 06 – R2 (IFRS 16) described in Note 5.1.

7.        Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2018, in note 7.

		Parent Company		Consolidated
	Rate	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Cash and banks - Brazil		171	345	296	406
Cash and banks - Abroad	(*)	80	80	80	80
Short-term investments - Brazil	(**)	1,343	2,510	1,983	3,883
		1,594	2,935	2,359	4,369

(*) Refers to amounts deposited in the United States of America in US Dollars.

(**) Short-term investments as March 31, 2019 refer substantially to highly liquid investments accruing  interest corresponding to a weighted average rate of 87.92% (85.78% on December 31, 2018) of the Interbank deposit Certificate ("CDI") and redeemable in terms of less than 90 days as of investment date.

8.        Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2018, in note 8.

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Credit card companies	234	19	329	38
Credit card companies - related parties (note 12.2)	201	37	218	58
Sales vouchers	74	68	155	128
Private label credit card	45	52	47	53
Receivables from related parties (note 12.2)	25	39	15	15
Receivables from suppliers	43	64	66	101
Allowance for doubtful accounts (note 8.1)	(2)	(1)	(5)	(5)
	620	278	825	388

Current	560	274	765	384
Noncurrent	60	4	60	4

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

8.        Trade receivables - Continued

8.1.   Allowance for doubtful accounts

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018

At the beginning of the period	(1)	(3)	(5)	(6)
Allowance booked for the period	(1)	-	(123)	(177)
Write-off of receivables	-	2	147	154
Assets held for sale and discontinued operations (note 31)	-	-	(24)	25
At the end of the period	(2)	(1)	(5)	(4)

Below is the aging list of consolidated gross receivables, by maturity period:

			Overdue receivables - Consolidated
	Total	Not overdue	<30 days	30-60 days	61-90 days	>90 days

03.31.2019	830	802	14	2	3	9
12.31.2018	393	362	10	5	5	11

9.       Other receivables

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2018, in note 9.

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Accounts receivable from insurers	224	213	229	213
Receivable from the sale of subsidiaries	86	82	86	82
Lease receivable	39	40	42	44
Receivable from sale of real estate properties	33	40	33	40
Other	53	58	62	67
Allowance for doubtful accounts	(14)	(14)	(16)	(16)
	421	419	436	430

Current	292	291	307	302
Noncurrent	129	128	129	128

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

9.         Other receivables - Continued

9.1.   Allowance for doubtful accounts

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018

At the beginning of the period	(14)	(10)	(16)	(12)
Write-off of receivables	-	1	5	13
Assets held for sale and discontinued operations (note 31)	-	-	(5)	(12)
At the end of the period	(14)	(9)	(16)	(11)

10.     Inventories

The detailed information on inventories was presented in the annual financial statements for 2018, in note 10.

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Stores	2,248	2,206	4,162	4,162
Distribution centers	1,263	1,431	1,614	1,807
Real estate inventories	-	-	2	5
Allowance for losses on inventory obsolescence and damages (note 10.1)	(30)	(31)	(46)	(65)
	3,481	3,606	5,732	5,909

10.1. Allowance for losses on inventory obsolescence and damages

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
At the beginning of the period	(31)	(36)	(65)	(73)
Additions	(3)	-	(28)	(25)
Write-offs	4	1	41	44
Assets held for sale and discontinued operations (note 31)	-	-	6	4
At the end of the period	(30)	(35)	(46)	(50)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

11.     Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2018, in note 11.

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
State VAT tax credits – ICMS	1,371	1,326	2,396	2,335
Provision for non-realization to ICMS (VAT) tax credits	-	-	(35)	(28)
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	511	461	780	717
Social Security Contribution - INSS	301	295	330	328
Income tax and social contribution prepayments	19	38	33	52
Other	10	9	20	20
Total	2,212	2,129	3,524	3,424

Current	331	316	648	679
Noncurrent	1,881	1,813	2,876	2,745

11.1.State VAT (ICMS) is expected to be realized as follows (net of provision):

In	Parent Company	Consolidated
Up to one year	104	244
From 1 to 2 years	145	390
From 2 to 3 years	149	418
From 3 to 4 years	156	415
From 4 to 5 years	150	218
More than 5 years	667	676
	1,371	2,361

The Group understands that future realization of ICMS tax credits is probable based on a feasibility study, on the expectation of future growth and the expected offset against tax debts from its operations. The projections on the realization of ICMS balances are revised at least annually by the occasion of the annual strategic planning approved by the Company’s Board of Directors. For the quarter ended March 31, 2019, management has implemented monitoring controls over the progress of the plan annually established, assessing and including new elements that contribute to the recoverability of ICMS tax credits, net of provision of R$35, as shown in the table above:

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.     Related parties

12.1. Management and Advisory Committees compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and advisory committees) for the three-months period ended March 31, 2019 and 2018, were as follows:

In thousands of Brazilian reais

	Base salary		Variable compensation		Stock option plan		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Board of directors (*)	4,612	1,396	-	-	-	-	4,612	1,396
Executive officers	8,537	7,722	3,344	5,192	4,997	3,203	16,878	16,117
Fiscal Council	-	171	-	-	-	-	-	171
	13,149	9,289	3,344	5,192	4,997	3,203	21,490	17,684

(*) Includes the compensation of the Board of Directors’ advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.     Related parties – Continued

12.2.  Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2018, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Controlling shareholders:
Casino	10	10	-	-	1	2	12	1	(15)	(15)
Euris	-	-	-	-	-	-	1	-	(1)	(1)
Helicco	-	-	-	-	-	-	3	3	(3)	-
Subsidiaries:
Novasoc Comercial	-	-	47	45	-	-	2	2	-	-
Sendas Distribuidora	10	23	76	94	9	11	-	-	19	17
SCB Distribuição e Comércio	-	-	4	96	-	-	-	-	-	-
Via Varejo	5	6	19	16	4	11	118	105	(18)	(21)
James Delivery	-	-	3	-	-	-	-	-	-	-
Cnova Brasil	-	-	-	-	-	-	1	-	-	1
GPA M&P	-	-	2	3	-	-	13	13	-	-
GPA Logística	-	-	62	59	2	4	52	50	-	-
Bellamar	-	-	1	1	-	-	-	-	-	-
Associates
FIC	201	37	29	26	16	21	-	-	22	41
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda(“Greenyellow”) (i)	-	-	-	-	-	-	142	142	(11)	12
Others	-	-	1	1	-	-	-	-	-	-
Total	226	76	244	341	32	49	344	316	(7)	34

(i) Amount refers to acquisition of products and services with purpose the Company’s energy efficience.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2. Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (expenses)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018

Controlling shareholders
Casino	15	15	-	-	1	2	13	1	(15)	(15)
Euris	-	-	-	-	-	-	1	-	(1)	(1)
Helicco	-	-	-	-	-	-	3	3	(3)	-
Associates
FIC	218	58	38	33	28	31	-	-	38	52
Other related parties
Greenyellow do Brasil Energia e Serviços Ltda (Greenyellow)	-	-	-	-	-	-	142	141	(11)	(12)
Others	-	-	1	1	-	-	-	-	-	-
Total	233	73	39	34	29	33	159	145	8	24

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

13.     Investments in subsidiaries and associates

The detailed information on investments was presented in the annual financial statements for 2018, in note 13.

13.1.  Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	SCB	Others	Total (*)

Balances at 12.31.2018	4,210	1	-	207	75	(224)	4,269
Adjustment related to IFRS 16	(125)	-	-	-	-	(26)	(151)
Balances at 12.31.2018 - restated	4,085	1	-	207	75	(250)	4,118
Share of profit of subsidiaries and associates	159	(1)	34	19	(8)	(45)	158
Dividends and interest on own capital	(50)	-	-	(9)	-	-	(59)
Stock options	2	-	1	-	-	-	3
Capital increase	-	-	-	-	142	-	142
Capital increase with property and equipment	67	-	-	-	-	-	67
Share of other comprehensive income	-	-	-	-	-	2	2
Disposal of interest	-	-	(190)	-	-	(101)	(291)
Assets held for sale and discontinued operations (note 31)	-	-	155	-	-	101	256
Balances at 03.31.2019	4,263	-	-	217	209	(293)	4,396

	Parent Company
	Sendas	Novasoc	Via Varejo	Bellamar	Others	Total (*)

Balances at 12.31.2017	3,119	5	-	155	(129)	3,150
Adjustment related to IFRS 16	(102)	-	-	-	(11)	(113)
Balances at 12.31.2017 - restated	3,017	5	-	155	(140)	3,037
Share of profit of subsidiaries and associates	109	(1)	89	11	(50)	158
Stock options	4	-	4	-	1	9
Share of other comprehensive income	-	-	(3)	-	(6)	(9)
Assets held for sale and discontinued operations (note 31)	-	-	(90)	-	-	(90)
Balances at 03.31.2018 - restated	3,130	4	-	166	(195)	3,105

(*) Includes the effects of on the provision for losses on investments in associates in Luxco of R$330 on March, 31 2019 (R$261 on March 31, 2018).

	Consolidated
	03.31.2019	03.31.2018
		Restated
Balances in the beginning of the period	(64)	(39)
Adjustment related to IFRS 16	(26)	(11)
Balances in the beginning of the period – restated	(90)	(50)
Share of profit of associates – Continuing operations	(17)	(36)
Share of profit of associates – Discontinued operations	10	6
Share of other comprehensive income	2	(7)
Dividends and interest on own capital – continuing operations	(9)	-
Dividends and interest on own capital - discontinued operations	(3)	-
Assets held for sale and discontinued operations (note 31)	(7)	(6)
Balances at the end of the period	(114)	(93)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.     Property and equipment

The detailed information on property and equipment was presented in the annual financial statements for 2018, in note 14.

		Parent company
	Balance at 12.31.2018	Additions	Remeasurement	Depreciation	Write-offs	Transfers	Balance at 03.31.2019
	Restated
Land	991	-	-	-	-	(26)	965
Buildings	1,179	1	-	(11)	-	(16)	1,153
Leasehold improvements	2,033	2	-	(48)	-	54	2,041
Machinery and equipment	861	12	-	(41)	(20)	40	852
Facilities	275	6	-	(10)	-	-	271
Furniture and fixtures	357	6	-	(15)	(1)	15	362
Construction in progress	115	123	-	-	-	(152)	86
Other	32	4	-	(3)	-	(1)	32
Total	5,843	154	-	(128)	(21)	(86)	5,762

Lease - right of use:
IT equipment	4	-	-	-	-	-	4
Buildings	2,504	-	76	(99)	(19)	-	2,462
	2,508	-	76	(99)	(19)	-	2,466
Total	8,351	154	76	(227)	(40)	(86)	8,228

		Parent company
	Balance at 12.31.2017	Additions	Remeasurement	Depreciation	Write-offs	Transfers	Balance at 03.31.2018
	Restated						Restated
Land	1,094	-	-	-	-	7	1,101
Buildings	1,333	1	-	(12)	-	(7)	1,315
Leasehold improvements	2,142	4	-	(51)	-	44	2,139
Machinery and equipment	904	1	-	(43)	(5)	33	890
Facilities	306	-	-	(10)	-	1	297
Furniture and fixtures	365	1	-	(15)	-	19	370
Construction in progress	79	51	-	-	-	(91)	39
Other	41	5	-	(3)	-	(6)	37
Total	6,264	63	-	(134)	(5)	-	6,188

Lease - right of use:
IT equipment	5	-	-	-	(1)	-	4
Buildings	2,590	1	57	(89)	(1)	-	2,558
	2,595	1	57	(89)	(2)	-	2,562
Total	8,859	64	57	(223)	(7)	-	8,750

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.     Property and equipment – Continued

	Parent Company
	Balance at 03.31.2019			Balance at 12.31.2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated
Land	965	-	965	991	-	991
Buildings	1,879	(726)	1,153	1,898	(719)	1,179
Leasehold improvements	3,716	(1,675)	2,041	3,666	(1,633)	2,033
Machinery and equipment	2,272	(1,420)	852	2,247	(1,386)	861
Facilities	589	(318)	271	583	(308)	275
Furniture and fixtures	962	(600)	362	945	(588)	357
Construction in progress	86	-	86	115	-	115
Other	139	(107)	32	136	(104)	32
	10,608	(4,846)	5,762	10,581	(4,738)	5,843

Lease - right of use:
IT equipment	4,837	(2,375)	2,462	4,799	(2,295)	2,504
Buildings	40	(36)	4	40	(36)	4
	4,877	(2,411)	2,466	4,839	(2,331)	2,508
Total	15,485	(7,257)	8,228	15,420	(7,069)	8,351

		Consolidated
	Balance at 12.31.2018	Additions	Remensura-tion	Depreciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 03.31.2019
	Restated
Land	1,366	21	-	-	-	(1)	-	1,386
Buildings	1,773	28	-	(15)	-	26	-	1,812
Leasehold improvements	3,843	73	-	(77)	(10)	89	(21)	3,897
Machinery and equipment	1,308	36	-	(61)	(19)	58	(21)	1,301
Facilities	501	13	-	(14)	(1)	6	(3)	502
Furniture and fixtures	595	22	-	(23)	(1)	25	(9)	609
Construction in progress	176	170	-	-	(1)	(228)	7	124
Other	59	9	-	(6)	-	5	(3)	64
Total	9,621	372	-	(196)	(32)	(20)	(50)	9,695

Lease - right of use:
Equipment	9	-	-	(1)	-	-	-	8
Buildings	3,490	35	149	(123)	(38)	-	(35)	3,478
	3,499	35	149	(124)	(38)	-	(35)	3,486
Total	13,120	407	149	(320)	(70)	(20)	(85)	13,181

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.     Property and equipment – Continued

		Consolidated
	Balance at 12.31.2017	Additi-ons	Remea-surement	Depre-ciation	Write-offs	Transfers	Assets held for sale and discontinued operations (*)	Balance at 03.31.2018
	Restated							Restated
Land	1,362	-	-	-	-	7	-	1,369
Buildings	1,770	34	-	(15)	-	(7)	-	1,782
Leasehold improvements	3,492	57	-	(73)	(1)	62	(4)	3,533
Machinery and equipment	1,262	28	-	(60)	(7)	54	(21)	1,256
Facilities	487	11	-	(13)	(6)	8	(2)	485
Furniture and fixtures	540	18	-	(21)	-	26	(7)	556
Construction in progress	126	106	-	-	-	(149)	(7)	76
Other	64	9	-	(6)	(9)	(7)	9	60
Total	9,103	263	-	(188)	(23)	(6)	(32)	9,117

Lease - right of use:
Equipment	15	-	-	(1)	(1)	-	-	13
Buildings	3,435	80	147	(111)	(2)	-	(61)	3,488
	3,450	80	147	(112)	(3)	-	(61)	3,501
Total	12,553	343	147	(300)	(26)	(6)	(93)	12,618

(*) See note 31.

	Consolidated
	Balance at 03.31.2019			Balance at 12.31.2018
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
					Restated
Land	1,386	-	1,386	1,366	-	1,366
Buildings	2,636	(824)	1,812	2,585	(812)	1,773
Leasehold improvements	5,991	(2,094)	3,897	5,868	(2,025)	3,843
Machinery and equipment	3,004	(1,703)	1,301	2,957	(1,649)	1,308
Facilities	879	(377)	502	865	(364)	501
Furniture and fixtures	1,322	(713)	609	1,287	(692)	595
Construction in progress	124	-	124	176	-	176
Other	216	(152)	64	206	(147)	59
	15,558	(5,863)	9,695	15,310	(5,689)	9,621

Lease - right of use:
Equipment	83	(75)	8	82	(73)	9
Buildings	6,310	(2,832)	3,478	6,218	(2,728)	3,490
	6,393	(2,907)	3,486	6,300	(2,801)	3,499
Total	21,951	(8,770)	13,181	21,610	(8,490)	13,120

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

14.   Property and equipment – Continued

14.1.        Capitalized borrowing costs

The consolidated capitalized borrowing costs for the three-months period ended March 31, 2019 were R$4 (R$3 for the three-months period ended March 31, 2018). The rate used to determine the borrowing costs eligible for capitalization was 101.87% of the CDI (101.50% of the CDI for the period ended March 31, 2018), corresponding to the effective interest rate on the Company’s borrowings.

14.2.        Additions to property and equipment for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		Restated		Restated
Additions	154	64	407	343
Lease	-	(1)	(35)	(80)
Capitalized borrowing costs	(1)	(1)	(7)	(3)
Property and equipment financing - Additions	(121)	(31)	(284)	(170)
Property and equipment financing - Payments	162	116	414	266
Total	194	147	495	356

14.3. Other information

On March 31, 2019, the Company and its subsidiaries recorded in the cost of sales the amount of R$32 in the parent company (R$24 on March 31, 2018) and R$37 in consolidated (R$31 on March 31, 2018) related to the depreciation, machinery, buildings and facilities related to the distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2018 and there were no significant discrepancies indicating loss or need to perform a new impairment test on March 31,2019.

15.     Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2018, in note 15.

	Parent Company
	Balance at 12.31.2018	Additions	Amortization	Transfers	Balance at 03.31.2019
	Restated

Goodwill - retail	542	-	-	-	542
Commercial rights - retail	64	-	-	-	64
Software and implementation	563	18	(22)	21	580
Total	1,169	18	(22)	21	1,186

Lease - right of use:
Right of use Paes Mendonça (**)	568	-	(9)	-	559
Software	108	-	(9)	-	99
	676	-	(18)	-	658
Total	1,845	18	(40)	21	1,844

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

15.     Intangible assets – Continued

		Consolidated
	Balance at 12.31.2018	Addi-tions	Amorti-zation	Write-offs	Transfer	Assets held for sale and discontinued operations (*)	Balance at 03.31.2019
	Restated
Goodwill - retail	1,148	-	-	-	-	-	1,148
Brands	39	-	-	-	-	-	39
Commercial rights	129	24	-	-	-	-	153
Software	621	71	(24)	(3)	19	(44)	640
Total	1,937	95	(24)	(3)	19	(44)	1,980

Lease - right of use:
Right of use Paes Mendonça (**)	799	-	(11)	-	-	-	788
Software	110	-	(10)	(1)	-	1	100
	909	-	(21)	(1)	-	1	888
Total	2,846	95	(45)	(4)	19	(43)	2,868

 (*) See note 31.

(**) Related to leases and operations agreements of some stores. The Company has the contractual right to operate these stores for 30 years.

In the Parent Company, the balance of accumulated cost on March 31, 2019 is R$3,414 (R$3,377 on December 31, 2018) and of accumulated amortization R$1,570 (R$1,532 on December 31, 2018). In the Consolidated the balance of accumulated cost on March 31, 2019 is R$4,729 (R$4,663 on December 31, 2018) and of accumulated amortization R$1,861 (R$1,817 on December 31, 2018).

15.1.  Impairment testing of goodwill, brands and intangible assets with indefinite useful life

Goodwill and intangible assets were tested for impairment as of December 31, 2018 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended  December 31, 2018.

The Company monitored the plan used to assess the impairment as of December 31, 2018 and has not observed any significant changes that would indicate the need to perform a new impairment test as of March 31, 2019.

15.2.  Additions to intangible assets for cash flow presentation purposes:

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018

Additions	18	25	95	80
Intangible assets financing - Additions	-	-	(22)	-
Intangible assets financing - Payments	-	-	47	-
Total	18	25	120	80

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.     Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2018, in note 17.

16.1.      Debt breakdown

		Parent Company		Consolidated
	Weighted average rate	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Debentures and promissory note
Debentures and Certificate of Agribusiness Receivables (note 16.4)	101.90% of CDI (i)	4,957	4,146	4,957	4,146
		4,957	4,146	4,957	4,146

Borrowings and financing
Local currency
BNDES	3.91% per year	5	6	34	37
Working capital	94.83% of CDI	68	238	68	238
Working capital	TR (ii) + 9.80% per year	18	17	109	112
Swap contracts (note 16.7)	101.40% of CDI	11	(2)	1	(11)
Borrowing costs		-	-	(2)	(3)
		102	259	210	373
Foreign currency (note 16.5)
Working capital	USD + 3.33% per year	190	189	1,046	843
Working capital	EURO + 0.85% per year	307	-	307	-
Swap contracts (note 16.7)	104.58% of CDI	(41)	(33)	(81)	(76)
		456	156	1,272	767
Total		5,515	4,561	6,439	5,286

Current assets		7	-	54	43
Noncurrent assets		36	35	46	44
Current liabilities		1,459	1,306	2,342	1,981
Noncurrent liabilities		4,099	3,290	4,197	3,392

(i)   CDI – Certificate of interbank deposit

(ii) TR – Referential rate

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.   Borrowings and financing – Continued

16.2.  Changes in borrowings

	Parent Company	Consolidated
At December 31, 2018	4,704	5,438
Adjustment IFRS 16	(143)	(152)
Restated beginning balance	4,561	5,286
Additions - working capital	1,299	2,734
Accrued interest	78	161
Accrued swap	7	9
Mark-to-market	-	(1)
Monetary and exchange rate changes	8	11
Borrowing costs	2	2
Interest paid	(70)	(148)
Payments	(369)	(1,624)
Swap paid	(1)	(4)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	13
At March 31, 2019	5,515	6,439

	Parent Company	Consolidated
At December 31, 2017	4,087	4,560
Adjustment IFRS 16	(181)	(195)
Restated beginning balance	3,906	4,365
Additions - working capital	1,213	2,633
Accrued interest	67	157
Accrued swap	2	4
Mark-to-market	-	(7)
Monetary and exchange rate changes	5	5
Borrowing costs	3	3
Interest paid	(41)	(135)
Payments	(415)	(1,672)
Swap paid	(53)	(57)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	(5)
At March 31, 2018 - Restated	4,687	5,291

16.3.    Maturity schedule of noncurrent borrowings and financing

Year	Parent Company	Consolidated

From 1 to 2 years	2,040	2,059
From 2 to 3 years	1,515	1,533
From 3 to 4 years	503	520
From 4 to 5 years	3	14
After 5 years	4	29
Subtotal	4,065	4,155

Borrowing costs	(2)	(4)
Total	4,063	4,151

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.   Borrowings and financing – Continued

16.4.          Debentures, Promissory Note and Certificate of Agribusiness Receivables

				Date				Parent Company and Consolidated
	Type	Issue Amount	Outstanding debentures (units)	Issue	Maturity	Annual financial charges	Unit price (in reais)	03.31.2019	12.31.2018

13th Issue of Debentures – CBD and CRA	No preference	1,012	1,012,500	12/20/16	12/20/19	97.50% of CDI	1,016	1,029	1,014
14th Issue of Debentures – CBD and CRA	No preference	1,080	1,080,000	04/17/17	04/13/20	96.00% of CDI	1,028	1,110	1,094
15th Issue of Debentures – CBD	No preference	800	800,000	01/17/18	01/15/21	104.75% of CDI	1,013	810	824
16th Issue of Debentures – CBD – 1st serie	No preference	700	700,000	09/11/18	09/10/21	106.00% of CDI	1,004	703	714
16th Issue of Debentures – CBD – 2nd serie	No preference	500	500,000	09/11/18	09/12/22	107.40% of CDI	1,004	502	510
4th Issue of Promissory note - CBD	No preference	800	800	01/10/19	01/09/22	105.75% of CDI	1,014,157	811	-
Borrowing cost								(8)	(10)
Parent Company/Consolidated								4,957	4,146

Current liabilities								1,067	1,068
Noncurrent liabilities								3,890	3,078

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

16.     Borrowings and financing – Continued

16.5. Borrowings in foreign currencies

On March 31, 2019 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthening its debt profile and make investments, being the last due date in September, 2020.

16.6. Guarantees

The Company has signed promissory notes for some loan contracts.

16.7. Swap contracts

The Company use swap transactions for 100% of its borrowings denominated in US dollars, euros and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have the same debt due date and protect the interest and principal and are signed, with the same economic group. The weighted average annual rate of CDI in March 2019 was 6.34% (8.39% in March 31, 2018).

16.8. Financial covenants

In connection with the debentures and promissory notes and for a portion of borrowings denominated in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are quarterly calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) should not exceed the amount of equity and (ii) consolidated net debt/EBITDA ratio should be lower than or equal to 3.25. At March 31, 2019, GPA was in compliance with these covenants.

16.9. Total Return Swap ("TRS")

The Company sold 50,000,000 shares representing a 3.8% stake in Via Varejo through an auction at B3 on December 27, 2018 for the amount of R$ 218. On December 21, 2018 a contract was signed with a bank foreseeing the sale described and defining a Total Return Swap ("TRS") on the same number of shares. The contract was fully settled during the month of February.

On February 20, 2019, the Board of Directors approved a new TRS agreement authorizing the sale of 40,000,000 (forty million) of shares of Via Varejo held by the Company, corresponding to 3.09%, for the amount of R$200. This auction was made at B3 on February 25, 2019. Although the ownership of the shares was transferred to the Bank, the Group bears the risk on changes to the market value of the shares in future sales made by the bank, which, based on IFRS 9, determines that the shares should not be derecognized.  As of March 31, 2019, the unpaid balance is R$ 69.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.     Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2018, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
		Restated		Restated
Financial assets:
Amortized cost
Related parties - assets	244	341	39	34
Trade receivables and other receivables	578	627	641	695
Fair value through profit or loss
Cash and cash equivalents	1,594	2,935	2,359	4,369
Financial instruments – Fair value hedge	43	35	100	87
Fair value through other comprehensive income
Trade receivables with credit card companies and sales vouchers	463	70	620	123
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities	(344)	(316)	(159)	(145)
Trade payables	(3,541)	(5,604)	(6,481)	(9,246)
Financing for purchase of assets	(26)	(68)	(47)	(149)
Debentures	(4,957)	(4,146)	(4,957)	(4,146)
Borrowings and financing	(85)	(244)	(43)	(271)
Lease liability	(3,711)	(3,807)	(4,867)	(4,923)
Fair value through profit or loss
Loans and financing (Hedge accounting)	(503)	(206)	(1,519)	(956)
Financial instruments – Fair Value Hedge	(13)	-	(20)	-

The fair value of other financial liabilities detailed in table above approximates the carrying amount based on the existing terms and conditions. The borrowings and financing measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 17.3.

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries

(i)       Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.     Financial instruments - Continued

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

There were no changes as to objectives, policies or processes during the quarter ended on March 31, 2019. The capital structure is presented as follows:

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
		Restated		Restated
Cash and cash equivalents	1,594	2,935	2,359	4,369
Financial instruments – Fair value hedge	43	35	100	87
Borrowings and financing	(5,558)	(4,596)	(6,539)	(5,373)
Other liabilities with related parties (*)	(138)	(138)	(138)	(138)
Net debt	(4,059)	(1,764)	(4,218)	(1,055)

Shareholders’ equity	(10,395)	(10,318)	(13,680)	(13,244)

Net debt to equity ratio	39%	17%	31%	8%

(*) Represents the trade payable to Greenyellow related purchase of equipment.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily analysis of cash flows, control of maturities of financial assets and liabilities.

The table below summarizes the aging profile of the Company’s financial liabilities as of March 31, 2019.

    a) Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	533	215	7	755
Debentures and promissory note	1,279	4,372	-	5,651
Derivative financial instruments	10	(37)	-	(27)
Lease liability	839	3,245	1,512	5,596
Trade payables	3,541	-	-	3,541
Total	6,202	7,795	1,519	15,516

b) Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	1,446	304	49	1,799
Debentures and promissory note	1,279	4,372	-	5,651
Derivative financial instruments	(35)	(43)	(2)	(80)
Lease liability	1,033	4,007	2,856	7,896
Trade payables	6,481	-	-	6,481
Total	10,204	8,640	2,903	21,747

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.     Financial instruments – Continued

17.1.      Considerations on risk factors that may affect the business of the Company and its subsidiaries - Continued

(iii)            Derivative financial instruments

		Consolidated
		Notional value		Fair value
		03.31.2019	12.31.2018	03.31.2019	12.31.2018
Swap with hedge
Hedge object (debt)		1,380	883	1,519	955

Long position (buy)
Prefixed rate	TR+9.80% per year	127	127	109	112
US$ + fixed	USD+3.33% per year	953	756	1,046	843
EUR + fixed	EUR+0.85%per year	300	-	307	-
		1,380	883	1,462	955
Short position (sell)
	104.34% of CDI	(1,380)	(883)	(1,382)	(868)

Hedge position - asset		-	-	100	87
Hedge position - liability		-	-	(20)	-
Net hedge position		-	-	80	87

Realized and unrealized gains and losses on these contracts during the quarter ended on March 31, 2019 are recorded as financial income (expenses), net and the balance receivable at fair value is R$80 (balance payable of R$87 as of December 31, 2018), recorded in line item “Financial Instruments – Fair Value Hedge” in the assets and “Borrowings and financing” in the liabilities.

The effects of the fair value hedge recorded in the Statement of Operations for the period ended March 31, 2019 were a gain of R$4 (gain of R$42 as of March 31, 2018).

17.2.      Sensitivity analysis of financial instruments

According to the Management’s assessment, the most probable scenario is what the market has been estimating through market curves (currency and interest rates) of B3, on the maturity dates of each transaction. Therefore, in the probable scenario (I), there is no impact on the fair value of financial instruments. For scenarios (II) and (III), for the sensitivity analysis effect, according to CVM rules, a deterioration of 25% and 50%, respectively, on risk variables, up to one year of the financial instruments.

For the probable scenario, weighted exchange rate was R$4.11 on the due date, and the weighted interest rate weighted was 6.56% per year.

In case of derivative financial instruments (aiming at hedging the financial debt), changes in scenarios are accompanied by respective hedges, indicating effects are not significant according to the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.2.        Sensitivity analysis of financial instruments – Continued

The Company disclosed the net exposure of the derivatives financial instruments, corresponding to financial instruments and certain financial instruments in the sensitivity analysis table below, to each of the scenarios mentioned.

			Market projection
Operations	Risk (CDI variation)	Balance at 03.31.2019	Scenario I	Scenario II	Scenario III

Fair value hedge of fixed rate	101.4% of CDI	(110)	(205)	(209)	(212)
Fair value hedge of exchange rate	104.58% of CDI	(1,272)	(1,378)	(1,381)	(1,411)
Debentures	105.81% of CDI	(2,826)	(3,025)	(3,075)	(3,125)
Debentures (1st issue CRA)	97.5% of CDI	(1,029)	(1,101)	(1,119)	(1,137)
Debentures (2nd issue CRA)	96% of CDI	(1,110)	(1,188)	(1,207)	(1,227)
Bank loans	94.83% of CDI	(67)	(72)	(73)	(74)
Total borrowings and financing exposure		(6,414)	(6,969)	(7,064)	(7,186)

Cash and cash equivalents (*)	87.92% of CDI	1,983	2,111	2,143	2,175
Net exposure		(4,431)	(4,858)	(4,921)	(5,011)
Net effect - loss			(427)	(490)	(580)

(*) Weighted average

17.3.        Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the requirements of measurement and disclosure.

The fair values of cash and cash equivalents, trade receivables and trade payables are equivalent to their carrying amounts.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.3.        Fair value measurements - Continued

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount	Fair value
	03.31.2019	03.31.2019	Level
Financial assets and liabilities
Trade receivables with credit card companies and sales vouchers (FVOCI)	620	620	2
Cross-currency interest rate swaps	81	81	2
Interest rate swaps	(1)	(1)	2
Borrowings and financing (FVPL)	(1,519)	(1,519)	2
Borrowings and financing (amortized cost)	(5,000)	(4,992)	2
Total	(5,819)	(5,811)

There were no changes between the fair value measurements levels in the quarter ended on March 31, 2019.

Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

17.   Financial instruments – Continued

17.4.        Consolidated position of derivative transactions

The consolidated position of outstanding derivative financial instruments are presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contractual date	Maturity	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Exchange swaps registered with CETIP
(US$ x CDI)

	Scotiabank	US$ 50	09/29/2017	09/29/2020	38	37	34	33
	Banco Tokyo	US$ 100	12/12/2017	12/12/2019	54	52	46	42
	Bradesco	US$ 70	06/18/2018	06/13/2019	3	3	-	1
	Scotiabank	US$ 50	01/03/2019	12/27/2019	(4)	-	(6)	-
	Itaú BBA	EUR $ 26	03/22/2019	12/02/2019	2	-	3	-
	Itaú BBA	EUR $ 44	03/22/2019	12/02/2019	4	-	4	-

Interest rate swap registered with CETIP
(pre-fixed rate x CDI)
	Itaú BBA	R$ 21	11/11/2014	11/5/2026	1	1	2	2
	Itaú BBA	R$ 54	1/14/2015	1/5/2027	2	3	5	5
	Itaú BBA	R$ 52	5/26/2015	5/5/2027	3	2	5	4
	Santander	R$ 13	02/21/2019	04/18/2019	(13)	-	(13)	-
					90	98	80	87

71

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

18.      Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2018, in note 19.

18.1.    Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Taxes payable in installments - Law 11,941/09	413	432	413	432
Taxes payable in installments – PERT	166	169	166	169
ICMS	41	62	71	88
PIS and COFINS	6	4	8	8
Provision for income tax and social contribution	2	26	104	115
Withholding income tax	1	1	2	2
INSS	1	1	3	4
Other	33	12	44	23
	663	707	811	841

Current	216	236	364	370
Noncurrent	447	471	447	471

18.2.    Maturity schedule of taxes payable in installments in noncurrent liabilities:

Parent Company and Consolidated
From 1 to 2 years	76
From 2 to 3 years	102
From 3 to 4 years	84
From 4 to 5 years	78
After 5 years	107
447

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

19.     Income tax and social contribution

19.1. Income tax and social contribution expense reconciliation

The detailed information on income tax and social contribution was presented in the annual financial statements for 2018, in note 20.

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		Restated		Restated
Income before income tax and social contribution	128	135	169	107
Expense of income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	(32)	(34)	(63)	(43)
Tax penalties	(3)	(2)	(3)	(2)
Share of profit of associates	40	40	(2)	(7)
Interest on own capital (*)	48	23	48	23
Tax benefits	2	-	6	-
Other permanent differences	(5)	(1)	(5)	(1)
Effective income tax and social contribution	50	26	(19)	(30)

Income tax and social contribution for the period:
Current	(8)	(4)	(109)	(32)
Deferred	58	30	90	2
Deferred income tax and social contribution expense	50	26	(19)	(30)
Effective rate	-39.06%	-19.26%	11.24%	28.04%

CBD does not pay social contribution based on a final favorable court decision in the past, therefore its nominal rate is 25%.

(*) Effect of income tax on interest on own capital paid.

The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. Such policy is in accordance with IAS 34 / CPC 21 (R1). This rule requests the companies recognize the income tax expense in its interim statements with the same base used in the complete annual financial statement.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

19.     Income tax and social contribution - Continued

19.2.  Breakdown of deferred income tax and social contribution

	Parent Company
	03.31.2019			12.31.2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	173	-	173	167	-	167
Provision for risks	237	-	237	230	-	230
Goodwill tax amortization	-	(56)	(56)	-	(56)	(56)
Mark-to-market adjustment	3	-	3	2	-	2
Technological innovation – future realization	-	(9)	(9)	-	(10)	(10)
Depreciation of fixed assets as per tax rates	-	(126)	(126)	-	(125)	(125)
Unrealized gains with tax credits	-	(93)	(93)	-	(88)	(88)
Timing difference on adoption of IFRS 16	226	-	226	219	-	219
Other	66	(10)	56	60	(8)	52
Deferred income tax and social contribution assets (liabilities)	705	(294)	411	678	(287)	391

Compensation	(294)	294	-	(287)	287	-
Deferred income tax and social contribution assets (liabilities), net	411	-	411	391	-	391

	Consolidated
	03.31.2019			12.31.2018
	Asset	Liability	Net	Asset	Liability	Net
				Restated
Tax losses and negative basis of social contribution	211	-	211	198	-	198
Provision for risks	307	-	307	292	-	292
Goodwill tax amortization	-	(604)	(604)	-	(601)	(601)
Mark-to-market adjustment	-	(1)	(1)	-	(1)	(1)
Technological innovation – future realization	-	(9)	(9)	-	(10)	(10)
Depreciation of fixed assets as per tax rates	-	(128)	(128)	-	(128)	(128)
Unrealized gains with tax credits	-	(206)	(206)	-	(222)	(222)
Timing difference on adoption of IFRS 16	300	-	300	281	-	281
Other	103	(16)	87	112	(14)	98
Deferred income tax and social contribution assets (liabilities)	921	(964)	(43)	883	(976)	(93)

Compensation	(403)	403	-	(395)	395	-
Deferred income tax and social contribution assets (liabilities), net	518	(561)	(43)	488	(581)	(93)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

19.   Income tax and social contribution – Continued

19.2.    Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

	Parent Company	Consolidated
Year
Up to one year	264	347
From 1 to 2 years	235	281
From 2 to 3 years	179	222
From 3 to 4 years	27	71
	705	921

19.3.  Changes in deferred income tax and social contribution

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		Restated		Restated
At the beginning of the period	172	112	(374)	(269)
Adjustment related to IFRS 16	219	216	281	266
Restated opening balance	391	328	(93)	(3)
Expense for the period – continuing operations	58	30	90	2
Expense for the period – discontinued operations	-	-	(89)	(34)
Income tax related to OCI - continuing operations	3	-	3	-
Income tax related to OCI - discontinued operations	-	-	16	23
Non-controlling interest transaction (see note 23.4)	(42)	-	(42)	-
Assets held for sale and discontinued operations (see note 31)	-	-	73	11
Other	1	-	(1)	1
At the end of the period	411	358	(43)	-

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies

The provision for contingencies is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

20.1.    Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2018	84	595	231	62	15	987

Additions	29	33	21	9	4	96
Payments	-	(1)	(8)	(4)	(3)	(16)
Reversals	(24)	(6)	(20)	(4)	(4)	(58)
Monetary adjustment	1	6	7	3	1	18

Balance at March 31, 2019	90	627	231	66	13	1,027

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	73	363	274	81	21	812

Additions	-	44	27	13	6	90
Payments	-	-	(12)	(4)	(4)	(20)
Reversals	-	(7)	(13)	(14)	(6)	(40)
Monetary adjustment	1	3	8	3	1	16

Balance at March 31, 2018	74	403	284	79	18	858

20.2.    Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2018	86	742	291	89	27	1,235

Additions	29	34	183	60	5	311
Payments	-	(1)	(151)	(34)	(3)	(189)
Reversals	(133)	(10)	(69)	(25)	(6)	(243)
Monetary adjustment	(4)	8	28	7	1	40
Liabilities related to assets held for sale and discontinued operations (see Note 31)	113	(1)	11	(3)	1	121

Balance at March 31, 2019	91	772	293	94	25	1,275

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2017	74	563	331	105	34	1,107

Additions	3	45	209	67	10	334
Payments	(1)	-	(123)	(24)	(5)	(153)
Reversals	-	(11)	(64)	(49)	(8)	(132)
Monetary adjustment	2	5	28	10	2	47
Liabilities related to assets held for sale and discontinued operations (see Note 31)	(3)	(2)	(37)	(5)	(1)	(48)

Balance at March 31, 2018	75	600	344	104	32	1,155

76

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies - Continued

20.3.  Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision based on tax to the indexation rates used by each tax jurisdiction. In all cases, both the interest charges and fines, when applicable, were computed and fully provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

20.3.1.   PIS and COFINS

Regarding the remainder accrued amount for other discussions related to PIS and COFINS includes challenging of tax offset and other small amounts, as of March 31, 2019 represent R$127, being R$91 of continuing operations and R$36 of discontinued operations (R$234 as of December 31, 2018, being R$86 of continuing operation and R$148 of discontinued operations).

20.3.2.          Tax

After entering in the Special program for installment, remained other tax claims, which according to the analysis of external legal counsel, were accrued by the Company. These refer to: (i) challenge on the non-application of the Accident Prevention Factor - FAP; (ii) challenge on the State Finance Department on the ICMS tax rate calculated on electric energy bills; (iii) undue credit; (iv) non-payment of social security contributions on benefits granted to its employees, as a result of an unfavorable decision before the Court; (v) other minor issues. The amount accrued for these matters as of March 31, 2019 is R$364 of continuing operation (R$341 as of December 31, 2018, being R$340 of continuing operation and R$1 of discontinued operations).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basic food basket” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided to record a provision for this matter amounting to R$84 as of March 31, 2019 (R$92 as of December 31, 2018) since this claim was considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

Additionally, there are cases assessed by São Paulo State tax authorities related to the refund of ICMS over tax substitution without proper compliance with accessory tax obligations introduced by CAT Administrative Rule 17. Considering recent court decisions the Company accrued R$233 (R$221 in December 31, 2018) representing the best estimation of probable loss evaluated by management based on documentation evidence aspect of the claims.

20.3.3.          Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions related to the Government Severance Indemnity Fund for Employees (“FGTS”) costs. The accrued amount as of March 31, 2019 is R$92 being R$91 of continuing operation and R$1 of discontinued operations (R$89 of continuing operation as of December 31, 2018 being R$88 of continuing operation and R$1 of discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.   Provision for contingencies – Continued

20.3.   Tax – Continued

20.3.4.          Other contingent tax claims - Via Varejo

It was recorded as a result of the business combination with Via Varejo, as required by CPC 15 (R1)/(IFRS 3). As of March 31, 2019, the balance was R$93 (R$92 as of December 31, 2018). These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

20.4. Labor

The Company and its subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At March 31, 2019, the Company recorded a provision of R$982, being R$293 for continuing operations and R$689 for discontinued operations (R$991 as of December 31, 2018, being R$291 for continuing operations and R$700 for discontinued operations). Management, with the assistance of its legal counsel, assessed these claims and recorded a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed.

20.5. Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Among these lawsuits, we point out the following:

•     The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid and the amounts claimed by the adverse party in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the Company. As of March 31, 2019, the amount accrued for these lawsuits is R$96, being R$55 for continuing operations and R$41 for discontinued operations (R$94 as of December 31, 2018, being R$49 for continuing operations and R$45 for discontinued operations), for which there are no escrow deposits.

•     The Company and its subsidiaries are parties to legal claims related to penalties applied by regulatory agencies, from the Federal, State and Municipal Administrations, among which includes Consumer Protection Agencies (Procon), National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities and some lawsuits involving contract terminations with suppliers. Company supported by its legal counsel, assessed these claims, and recorded a provision according to probable cash expending and estimative of loss .On March 31, 2019 the amount of this provision is R$35, being R$25 for continuing operations and R$10 for discontinued operations (R$37 on December 31, 2018, being R$27 for continuing operations and R$10 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.     Provision for contingencies – Continued

20.5.         Civil and others - Continued

•     As of March 31, 2019, the amount accrued related to other civil matters is R$119, being R$ 39 for continuing operation R$80 for discontinued operations (R$113 as of December 31, 2018, being R$ 40 for continuing operation R$73 for discontinued operations).

Total civil lawsuits and others as of March 31, 2019 amount to R$250, being R$119 for continuing operations and R$131 for discontinued operations (R$244 as of December 31, 2018, being R$ 116 for continuing operations and R$128 for discontinued operations).

20.6.         Possible contingent liabilities

The Company has other litigations which have been analyzed by the legal counsel and considered as possible loss and, therefore, have not been accrued. The possible litigations updated balance is of R$12,356, being R$10,601 for continuing operations and R$1,755 for discontinued operations as of March 31, 2019 (R$12,292 as of December 31, 2018, being R$10,671 for continuing operations and R$1,621 for discontinued operations), and are mainly related to:

•     INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$456, being R$423 for continuing operations and R$33 for discontinued operations as of March 31, 2019 (R$453 as of December 31, 2018, being R$420 for continuing operations and R$33 for discontinued operations). The lawsuits are under administrative and court discussions.

•     IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among those claims, there are one tax assessment related to the tax deduction of goodwill in the years of 2012 and 2013, originated by the acquisition of Ponto Frio (goodwill Mandala) accrued in the year of 2009. The restated amount of the assessment notice correspond to R$90 of income tax and social contribution (R$89 at December 31, 2018). The lawsuits await administrative and court ruling. The amount involved is R$1,188, being R$1,031 for continuing operations and R$157 for discontinued operations as of March 31, 2019 (R$1,177 as of December 31, 2018, being R$1,021 for continuing operations and R$156 for discontinued operations).

•     COFINS, PIS and IPI – the Company has been challenged about offsets of IPI credits acquired from third parties with a final and an-appeal over the decision, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products (“produtos monofásicos”), among others less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,562, being R$1,999 for continuing operations and R$563 for discontinued operations as March 31, 2019 (R$2,430 as of December 31, 2018, being R$1,985 for continuing operations and R$445 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.     Provision for contingencies – Continued

20.6.        Other non-accrued contingent liabilities – Continued

•        ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vi) among other matters. The total amount of these assessments is R$7,371, being R$6,581 for continuing operations and R$790 for discontinued operations as of March 31, 2019 (R$7,357 as of December 31, 2018, being R$6,582 for continuing operations and R$775 for discontinued operations), which await a final decision at the administrative and court levels.

•     Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$290 being R$149 for continuing operations and R$141 for discontinued operations as March 31, 2019 (R$290 as of December 31, 2018, being R$150 for continuing operations and R$140 for discontinued operations), which await decision at the administrative and court levels.

•     Other litigations – these refer to administrative proceedings and lawsuits in which the Company claims the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$489, being R$418 for continuing operations and R$71 for discontinued operations as March 31, 2019 (R$585 as of December 31, 2018, being R$513 for continuing operations and R$72 discontinued operations).

The Company has litigations related to challenges by tax authorities on the income tax payment, for which, based on management and legal assessment, the Company has the right of indemnization from its former and current shareholders, related to years from 2007 to 2013, under allegation that had improper deduction of goodwill amortizations. These assessments amount R$1,374 on March 31, 2019 (R$1,317 on December 31, 2018).

The Company engages external legal counsel to represent it in the tax assessments, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as of March 31, 2019 the estimated amount, in case of success in all lawsuits, is approximately R$207, being R$183 for continuing operations and R$24 for discontinued operations (R$209 as of December 31, 2018, being R$186 for continuing operations and R$23 for discontinued operations).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.     Provision for contingencies – Continued

20.7.     Restricted deposits for legal proceedings

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made judicial deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
Tax	173	168	242	237
Labor	423	417	468	463
Civil and other	24	24	34	34
Regulatory	14	15	41	42
Total	634	624	785	776

20.8.   Guarantees

Lawsuits	Property and equipment		Letter of Guarantee		Total
	03.31.2019	12.31.2018	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Tax	839	838	9,221	9,033	10,060	9,871
Labor	3	3	240	190	243	193
Civil and other	9	9	255	252	264	261
Regulatory	3	3	185	181	188	184
Total	854	853	9,901	9,656	10,755	10,509

The cost of letter of guarantees is approximately 0.66% per year of the amount of the lawsuits and is recorded as expense.

20.9.  Deduction of ICMS from the calculation basis for PIS and COFINS

Since the adoption of the non cumulative regime to calculate PIS and COFINS, the Group has challenged the right to deduct ICMS taxes from the calculation basis for PIS and COFINS. On March 15, 2017, the Supreme Court ruled that ICMS should be excluded from the calculation basis of PIS and COFINS. As a result of this ruling, in 2017, the Group reversed a provision of R$117 based on the court decision and the legal opinion of its external counsel.

Since the decision of the Federal Supreme Court (“FSC”) on March 15, 2017, the procedural steps were within the anticipated by the Group’s legal advisors without any change in management's judgment regarding periods prior to March 15, 2017, although a final decision is expected in relation to the appeal filed by the prosecution. The Group and its external legal counsel believe that the decision related to the definitive application of the sentence will not limit the right on a legal claim as proposed by the Group, nevertheless, the elements of the process still pending of decision do not allow the recognition of the asset related to the credits to be measured since the Group started the claim in 2003. The Group estimates that it will be able to use tax credits for an amount of R$1,400.

As disclosed in Via Varejo’s financial statements as of December 31, 2018, the tax credits for this subsidiary, classified as discontinued operations, were estimated approximately R$1,365, being R$910 of discontinued operations and R$455 of continuing operations, attributed to the Group due to an agreement between shareholders and the Group.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

20.    Provision for contingencies – Continued

20.10.     Arbitration Península

On September 12, 2017, the Company received a notice from the Brazil-Canada Chamber of Commerce regarding a request for arbitration (“Proceeding”) filed by Banco Ourinvest S.A., a financial institution, in its capacity as fund manager and acting in the exclusively interest of the quotaholders of Fundo de Investimento Imobiliário Península ("Península").

The Proceeding aims to discuss the calculation of the rental fees and other operational matters related to the stores owned by Peninsula, which are under several lease agreements and contracts entered into between the Company and Peninsula during 2005 (the "Agreements"). The Agreements assure to CBD the rent of the stores for a period of twenty (20) years, which may be extended for an additional 20-year term, at CBD’s discretion, and rules the calculation of the rental fees.

The Proceeding refers to certain terms and conditions of the Agreements and does not affect the continuity of the leasing of the stores, which are contractually assured. The amounts on which the Company is exposed can not be determined with reasonable certainty based on the current stage of the arbitral process. Management assessed the arbitration as possible loss, based on the opinion provided by the external legal counsel.

21.   Lease liability

21.1.  Leasing obligations

Lease liability amounted to R$4,867 as of March 31, 2019 (R$4,923 as of December 31, 2018), as shown in the table below:

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018
		Restated		Restated
Lease liability –minimum rental payments:
Up to 1 year	415	404	481	465
1 - 5 years	1,934	1,964	2,220	2,245
Over 5 years	1,362	1,439	2,166	2,213
Present value of lease agreements	3,711	3,807	4,867	4,923
Future financing charges	1,885	2,052	3,029	3,208
Future value of lease agreements	5,596	5,859	7,896	8,131

The interest expense on lease liability is presented in note 27. The incremental interest rate of the Company and its subsidiaries at the date of signing of the agreements was 13.14% in the quarter ended March 31, 2019 (13.54% as of March 31, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

21.   Leasing transactions - Continued

21.2.  Movement of leasing liability

	Parent Company	Consolidated
At December 31, 2018	3,807	4,923
Additions	-	35
Remeasurement	76	149
Accrued interest	116	244
Payments	(264)	(537)
Anticipated lease contract closure	(24)	(47)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	100
At March 31, 2019	3,711	4,867

Current	415	481
Noncurrent	3,296	4,386

	Parent Company	Consolidated
At December 31, 2017	3,769	4,735
Additions	1	80
Remeasurement	58	145
Accrued interest	122	254
Payments	(246)	(515)
Anticipated lease contract closure	(3)	(5)
Liabilities related to assets held for sale and discontinued operations (note 31)	-	64
At March 31, 2018	3,701	4,758

Current	362	433
Noncurrent	3,339	4,325

21.3.   Lease expense on variable rents, low value assets and short-term agreements

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
Expenses (income) for the period:		Restated		Restated
Variable (0.1% to 4.5% of sales)	1	2	10	5
Sublease rentals (*)	(46)	(41)	(55)	(50)

(*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

22.    Deferred revenue

The Company receives amounts from business partners on exclusivity in the intermediation of additional or extended warranty services, and the subsidiary Sendas receives amounts for the rental of back lights for exhibition of products from its suppliers.

The detailed information on deferred revenue was presented in the annual financial statements for 2018, in note 23.

	Parent Company		Consolidated
	03.31.2019	12.31.2018	03.31.2019	12.31.2018

Deferred revenue in relation to sale of real estate property	16	16	16	16
Back lights	-	-	102	134
Additional or extended warranties	18	19	18	19
Services rendering agreement - Allpark	11	11	11	11
Revenue from credit card companies	44	44	44	44
Others	7	9	40	39
	96	99	231	263
Current
Noncurrent	82	89	213	250
	14	10	18	13

23.   Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2018, in note 24.

23.1. Capital stock

The subscribed and paid-up capital as of March 31, 2019 is represented by 266,854 (266,845 as of December 31, 2018) thousands of registered shares with no par value, of which 99,680 thousands of common shares (99,680 as of December 31, 2018) and 167,174 thousands of preferred shares (166,165 as of December 31, 2018).

The Company is authorized to increase its capital stock up to the limit of 400,000 thousands of shares, regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the terms and conditions.

At the Board of Directors’ Meetings held on February 20, 2019, it was approved a capital increase of R$0,2 (R$3 on December 31, 2018) through the issuance of 8 thousands preferred shares (265 thousands of preferred shares on December 31,2018). On March 31, 2019, the capital stock is R$ 6,825 (R$ 6,825 on December 31, 2018).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

23.   Shareholders’ equity – Continued

23.2.        Stock option plan for preferred shares

					03.31.2019
					Number of options (in thousands)
Series granted	Grant date	1st date of exercise	Expiration date	Exercise price at the grant date	Granted	Exercised	Cancelled	Total in effect
Series B3	05/30/16	05/30/19	11/30/19	0.01	823	(283)	(74)	466
Series C3	05/30/16	05/30/19	11/30/19	37.21	823	(275)	(109)	439
Series B4	05/31/17	05/31/20	11/30/20	0.01	537	(160)	(43)	334
Series C4	05/31/17	05/31/20	11/30/20	56.78	537	(159)	(44)	334
Series B3 -Tranche2	04/27/18	05/30/19	11/30/19	0.01	95	-	-	95
Series C3 -Tranche2	04/27/18	05/30/19	11/30/19	56.83	95	-	-	95
Series B5	05/31/18	05/31/21	11/30/21	0.01	499	(3)	(6)	490
Series C5	05/31/18	05/31/21	11/30/21	62.61	499	(3)	(6)	490
					3,908	(883)	(282)	2,743

The changes of the quantity of exercised options, the weighted average of the exercise price, and the weighted average of the remaining term are presented at the chart below:

	Options	Weighted average of exercise price	Weighted average of remaining contractual term
	in thousands	R$
At December 31, 2018	2,755	26.03	1.37

Cancelled during the period	(2)	35.24
Exercised during the period	(10)	24.07
Outstanding at the end of the period	2,743	26.04	1.13
At March 31, 2018	2,743	26.04	1.13

The weighted average of the provided options fair value at March,31 2019 were R$45.81 (R$45.24 at the December 31, 2018).

The recorded amounts at the Parent Company and Consolidated’s statement of operations at the March 31, 2019 were R$7 (R$4 at the March 31, 2018).

23.3.        Foreign exchange variation of investment abroad

Cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) of Euros to Brazilian reais, corresponding to the investment in subsidiary Cnova N.V.. The effect in the Parent Company was R$1 (R$24 at the December 31, 2018).

23.4.        Non-Controlling shareholder transactions

As described in note 31.1, the Company sold through two transactions of TRS 6.1% of the participation in Via Varejo, from 43.23% on December 31, 2018 to 37.13% on March 31, 2019. The transaction resulted in a gain of R$ 53 after income tax fully recorded in shareholders' equity as it was treated in transactions with non-controlling shareholders, without change in the Company's control. The result is preliminary and subject to stock price variation until the full settlement of the second Total Return Swap (See note 16.9).

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

23.   Shareholders’ equity – Continued

23.4.        Non-Controlling shareholder transactions - Continued

Net value received	(386)
Investment cost – 6.1%	291
Gain on disposal	(95)
Income tax	42
Net gain	(53)

24.     Net operating revenue

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
Gross sales
Goods	6,729	6,760	13,790	12,307
Services rendered	88	88	99	98
Sales returns and cancellations	(48)	(95)	(61)	(105)
	6,769	6,753	13,828	12,300

Taxes on sales	(533)	(515)	(1,119)	(957)

Net operating revenues	6,236	6,238	12,709	11,343

25.     Expenses by nature

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		Restated		Restated

Cost of inventories	(4,120)	(4,155)	(9,515)	(8,412)
Personnel expenses	(806)	(804)	(1,208)	(1,123)
Outsourced services	(136)	(126)	(185)	(161)
Functional expenses	(278)	(301)	(411)	(402)
Selling expenses	(227)	(218)	(315)	(290)
Other expenses	(178)	(156)	(220)	(192)
	(5,745)	(5,760)	(11,854)	(10,580)

Cost of sales	(4,432)	(4,466)	(9,913)	(8,783)
Selling expenses	(1,128)	(1,118)	(1,672)	(1,558)
General and administrative expenses	(185)	(176)	(269)	(239)
	(5,745)	(5,760)	(11,854)	(10,580)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

26.    Other operating expenses, net

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		Restated		Restated

Tax installments and other tax risks	(22)	(19)	(20)	(21)
Restructuring expenses	(13)	(16)	(13)	(16)
Losses on disposals of fixed assets	(15)	(4)	(18)	(5)
Total	(50)	(39)	(51)	(42)

27.       Financial income (expenses), net

	Parent Company		Consolidated
	03.31.2019	03.31.2018	03.31.2019	03.31.2018
		Restated		Restated
Finance expenses:
Cost of debt	(84)	(89)	(96)	(98)
Cost of discounting receivables	(18)	(25)	(29)	(35)
Monetary restatement loss	(30)	(22)	(31)	(17)
Interest on lease liability	(113)	(113)	(147)	(142)
Other finance expenses	(15)	(16)	(22)	(22)
Total financial expenses	(260)	(265)	(325)	(314)

Financial income:
Income from short term investments	3	4	4	5
Monetary restatement gain	19	23	28	30
Other financial income	2	6	4	5
Total financial income	24	33	36	40

Total	(236)	(232)	(289)	(274)

The gains or losses on derivative financial instruments are recorded as cost of debt and disclosed in Note 17.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

27.     Earnings per share

The information on earnings per share was presented in the annual financial statements for 2018, in note 29.

The table below presents the determination of net income available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings per share in each reporting period:

	03.31.2019			03.31.2018
	Preferred	Common	Total	Preferred	Common	Total
				Restated
Basic numerator
Net income allocated to common and preferred shares - continuing operations	96	52	148	50	27	77
Net income allocated to common and preferred shares - discontinued operations	5	2	7	47	26	73
Net income allocated to common and preferred shares	101	54	155	97	53	150

Basic denominator (millions of shares)
Weighted average of shares	167	100	267	167	100	267

Basic earnings per millions of shares (R$) - continuing operations	0,57464	0,52240		0,29928	0,27207
Basic earnings per millions of shares (R$) - discontinued operations	0,02718	0,02471		0,28373	0,25793
Basic earnings per millions of shares (R$) - total	0,60181	0,54710		0,58300	0,53000

Diluted numerator
Net income allocated to common and preferred shares - continuing operations	96	52	148	50	27	77
Net income allocated to common and preferred shares - discontinued operations	5	2	7	47	26	73
Net income allocated to common and preferred shares	101	54	155	97	53	150

Diluted denominator
Weighted average of shares (in millions)	167	100	267	167	100	267
Stock options	1	-	1	1	-	1
Diluted weighted average of shares (millions)	168	100	268	168	100	268

Diluted earnings per millions of shares (R$) – continuing operations	0,57071	0,52274		0,29763	0,27120
Diluted earnings per millions of shares (R$) – discontinued operations	0,02699	0,02505		0,28217	0,25707
Diluted earnings per millions of shares (R$) – total	0,59771	0,54778		0,57980	0,52827

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.     Segment information

The information about segments was presented in the annual financial statements of 2018, in note 30 Management considers the following segments:

•     Food retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado” / “Mercado Extra”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•     Cash & Carry – includes the brand “ASSAÍ”.

Home appliances and e-commerce segments are presented as discontinued operations at the March 31, 2019 and 2018 (as per note 31) and kept in this note for the purposes of reconciliation with consolidated interim financial information.

Information on the Company’s segments as of March 31, 2019 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.       Segment information – Continued

Description	Food Retail (*)		Cash & Carry		Assets held for sale and discontinued operations (**)		Subtotal		Eliminations/ Others(***)		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
		Restated		Restated		Restated		Restated		Restated		Restated

Net operating revenues	6,382	6,285	6,327	5,058	-	-	12,709	11,343	-	-	12,709	11,343
Gross profit	1,826	1,781	970	779	-	-	2,796	2,560	-	-	2,796	2,560
Depreciation and amortization	(239)	(231)	(90)	(73)	-	-	(329)	(304)	-	-	(329)	(304)
Share of profit of subsidiaries and associates	21	11	-	-	-	-	21	11	(38)	(47)	(17)	(36)
Operating income	215	223	283	205	-	-	498	428	(40)	(47)	458	381
Net financial expenses	(242)	(234)	(47)	(40)	-	-	(289)	(274)	-	-	(289)	(274)
Profit(loss) before income tax and social contribution	(27)	(11)	236	165	-	-	209	154	(40)	(47)	169	107
Income tax and social contribution	58	26	(77)	(56)	-	-	(19)	(30)	-	-	(19)	(30)
Net income (loss) for continuing operations	31	15	159	109	-	-	190	124	(40)	(47)	150	77
Net income (loss) for discontinued operations	(23)	(11)	-	-	92	201	69	190	-	-	69	190
Profit (loss) of year end	8	4	159	109	92	201	259	314	(40)	(47)	219	267

Current assets	6,626	7,682	3,583	4,196	26,869	29,144	37,078	41,022	(159)	(163)	36,919	40,859
Noncurrent assets	14,455	14,384	6,319	6,057	-	-	20,774	20,441	(21)	(16)	20,753	20,425
Current liabilities	6,839	8,499	4,508	5,294	21,557	23,934	32,904	37,727	(180)	(179)	32,724	37,548
Noncurrent liabilities	9,764	8,999	1,504	1,493	-	-	11,268	10,492	-	-	11,268	10,492
Shareholders' equity	4,478	4,568	3,890	3,466	5,312	5,210	13,680	13,244	-	-	13,680	13,244

(*) Food retail includes GPA Malls & Properties and Comprebem.

(**) See note 31.

(***) The eliminations consist of intercompany balances. In the management’s view, the net earnings eliminations are made inside of own segment, besides, the equity pickup of the Company in Luxco.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

29.     Segment information – Continued

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following brands:

	03.31.2019	03.31.2018
Assaí	6,327	5,058
Extra	3,703	3,805
Pão de Açúcar	1,671	1,614
Proximidade	272	265
Other business	736	601
Total net operating revenue	12,709	11,343

30.    Non cash transactions

During the quarter ended at March 31, 2019 and 2018 the Company had the following non-cash transactions:

•      Purchase of fixed assets not paid yet as note 14.2;

•      Purchase of intangible assets not paid yet as per note 15.2;

•      Deferred income tax as per note 19;

•      Additions of provisions for contingencies as per note 20;

31.   Non current assets held for sale and discontinued operations

The detailed information about assets held for sale and discontinued operations were presented in the annual financial statements of 2018, in note 32.

Composition:	03.31.2019	12.31.2018
		Restated

Net assets Via Varejo (see note 31.1)	26,712	28,990
Property/lands held for sale CBD	30	30
Total	26,742	29,020

On September 29, 2018 the Company entered into a contract for the sale of a land for R$115,  which was not recognized under IFRS 15 due to the contractual characteristics of long-term payment and transfer of legal title at a future date.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.   Non current assets held for sale and discontinued operations – Continued

31.1.        Ongoing transaction to dispose of Via Varejo subsidiary

The Board of Directors held on November 23, 2016 approved a process to dispose of the Company’s interest in Via Varejo’s capital stock, in line with its long-term strategy of focusing on the development of the food activity.

Throughout 2017 and 2018 the Group actively sought to sell such interest to potential strategic investors, however, the sale was not completed until December 31, 2018 due to external factors beyond the Group's control including, among others, certain events occurred in these years that impacted the macroeconomic scenario and political instability that brought market volatility and impacted the perception of potential investors regarding the recovery of the Brazilian economy In December 2018, the Company’s Board of Directors authorized our management to actively pursue selling our remaining equity interest in Via Varejo to a strategic investor or through operations available in capital markets in order to complete the full divesture in Via Varejo by December 2019.

Within this new context, in the same meeting, the Board of Directors authorized the sale of 50,000,000 common shares of Via Varejo, corresponding to 3.86% of its share capital, through a TRS (Total Return Swap) with a leading bank (note 17.10), whereby such shares were sold in daily operations conducted by the bank.  On February 20, 2019, the Board of Directors approved a new TRS agreement, authorizing the sale of 40.000.000 (forty millions) ordinary shares of Via Varejo held by the Company, corresponding to 3.09% of the share capital of Via Varejo. This sale was carried out on the B3 on February 25, 2019. The operation does not imply changing of the control or in the administrative structure of Via Varejo. As a result of these transactions, our interest in Via Varejo decreased from 559,521,085 common shares to 469,521,085 common shares, corresponding to 36.27% of Via Varejo’s capital stock. The new TRS agreement entered into in February 2019 were fully settled during the month of April 2019.

Accordingly, among other requirements of IFRS 5, as the sale of the Group's investment in Via Varejo in 2019 is highly probable, the subsidiary's operations are presented as discontinued operations as required in IFRS 5. The disclosure of the net income of Via Varejo is included in a single line in the statement of operations after taxes and the balances of assets and liabilities as held for sale and discontinued operations.

Statement of value added on March 31, 2019 and 2018 also discloses the discontinued operations as a single line, nevertheless, for cash flows there were no effects as per IFRS 5 being disclosed at this note the effect of discontinued operations. Non current assets and liabilities held for sale on March 31, 2019 were R$26,742 (R$29,020 on December 31, 2018) and R$21,499 (R$23,876 on December 31, 2018), respectively. The net effects on discontinued operations were a net income of R$69 in 2019 (R$190 at March 31, 2018).

Via Varejo shares are listed on B3 under ticker symbol “VVAR3, whose consolidated financial statements can be found on the investor relations website (www.ri.viavarejo.com.br). See below the summary of the consolidated statement of operations, balance sheet and cash flow statements of Via Varejo before the eliminations, including effects of the purchase price allocation of Globex and Casa Bahia acquisition.

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.   Non current assets held for sale and discontinued operations – Continued

31.1.        Ongoing transaction to dispose of Via Varejo subsidiary - Continued

Balance sheet (*):

	03.31.2019	12.31.2018
		Restated
Assets
Current
Cash and cash equivalents	1,296	3,711
Trade receivables, net (i)	3,913	3,768
Inventories, net	4,695	4,773
Recoverable taxes	934	1,060
Other current assets	181	100
Total current assets	11,019	13,412

Noncurrent
Trade receivables, net	224	217
Recoverable taxes	2,570	2,519
Other accounts receivable, net	990	984
Deferred income tax and social contribution	298	386
Related parties	330	322
Investment properties	114	108
Property and equipment, net	6,656	6,571
Intangible assets, net	4,668	4,625
Total noncurrent assets	15,850	15,732
Total assets	26,869	29,144

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.   Non current assets held for sale and discontinued operations – Continued

31.1.        Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Balance sheet (*):

	03.31.2019	12.31.2018
		Restated
Liabilities
Current
Trade payable, net	6,608	8,652
Structured payable program	506	421
Borrowings and financing (i)	3,975	3,357
Leasing liability	933	952
Related parties	157	159
Other current liabilities (ii)	2,097	2,192
Total current liabilities	14,276	15,733

Noncurrent
Borrowings and financing (i)	343	966
Leasing liability	3,593	3,681
Deferred income tax and social contribution	839	840
Other noncurrent liabilities (ii)	2,506	2,713
Total noncurrent liabilities	7,281	8,200
Shareholders’ equity	5,312	5,211
Total liabilities and shareholders’ equity	26,869	29,144

(*) Before intercompany eliminations with GPA in the amount R$157 of assets and R$58 of liabilities. In the total balance held for sale of the balance sheet as of March 31, 2019, R$30 refers to the reclassification of a CBD land available for sale.

(i) Includes financed sales through CDCI, whose value on March 31, 2019 is R$ 2,304 in assets (R$ 2,297 at December 31, 2018) and R$ 3,401 in liabilities (R$ 3,400 on December 31, 2018).

(ii) Includes balance of R$1,923 on March 31, 2019 (R$2,006 on December 31, 2018) of deferred revenue related to the advance received from Zurich Seguros (extended warranty and insurance) and from Bradesco (cards transactions and banking correspondent).

Parent Company’s effects	Note	03.31.2019	12.31.2018
			Restated

Reclassification of investment as asset held for sale	13.1	1,602	1,858
Reclassification of goodwill as asset held for sale	15	179	179
Assets held for sale and discontinued operations		1,781	2,037

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.     Non current assets held for sale and discontinued operations – Continued

31.1.    Ongoing transaction to dispose of Via Varejo subsidiary – Continued

Statement of operations (*)	03.31.2019	03.31.2018
		Restated

Net operating revenue	6,330	6,684
Cost of sales	(4,534)	(4,437)
Gross profit	1,796	2,247
Operating income (expenses)
Selling, general and administrative expenses	(1,286)	(1,646)
Share of profit of associates	10	6
Other operating expenses, net	(75)	(15)
	(1,351)	(1,655)
Profit from operations before net financial result	445	592

Financial expenses, net	(260)	(255)
Income (loss) before income tax and social contribution	185	337

Income tax and social contribution	(87)	(131)

Net income (loss) for the period	98	206
Attributed to:
Controlling shareholders	37	85
Non-controlling shareholders	61	121

(*) Before eliminations of amounts of related parties with GPA.

Description	03.31.2019	03.31.2018
Net operating revenue	(8)	(10)
Cost of sales	(4)	(2)
Selling costs	1	1
General and administrative expenses	(1)	1
Financial result, net	4	2
Income tax and social contribution	2	2
Total	(6)	(6)

Additionally a reclassification was made of incurred costs on Parent Company basically related to indemnity costs of contingences from prior periods to acquisition, paid to Via Varejo. According to IFRS 5, these costs were reclassified to discontinued operations in the amount of R$23 as of March 31, 2019 (R$11 as of March 31, 2018).

Cash flow	03.31.2019	03.31.2018
Cash flow provided by (used in) operating activities	(1,935)	(2,543)
Net cash provided by (used in) investing activities	(167)	(117)
Net cash provided by (used in) financing activities	(313)	(295)
Cash variation in the period	(2,415)	(2,955)

Companhia Brasileira de Distribuição

Notes to the interim financial information

March 31, 2019

(In millions of Brazilian reais, unless otherwise stated)

31.   Non current assets held for sale and discontinued operations – Continued

31.2.    Fair Value Via Varejo

In accordance with IFRS 5 the Via Varejo investment should be recognized considering the lower of the book value of the net assets and the fair value less cost to sell.

The Company determined that the fair value less cost to sell is higher than the carrying amount of the net assets held for sale, considering the recent average stock price of Via Varejo at the date and subsequent to the date of the interim financial statements.

Other information deemed as relevant by the Company

Shareholding at 03.31.2019

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 03/31/2019 (In units)
Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	94.32%	0	0.00%	94,019,178	35.23%
Jean-Charles Naouri	0	0.00%	1	0.00%	1	0.00%
Geant International BV	0	0.00%	9,423,742	5.64%	9,423,742	3.53%
Segisor	5,600,050	5.62%	0	0.00%	5,600,050	2.10%
Casino Guichard Perrachon	1	0.00%	0	0.00%	1	0.00%
Almacenes Éxito S.A.	1	0.00%	0	0.00%	1	0.00%
King LLC	0	0.00%	852,000	0.51%	852,000	0.32%
Helicco Participações Ltda.	0	0.00%	581,600	0.35%	581,600	0.22%
Carmignac Gestion	0	0.00%	13,374,888	8.00%	13,374,888	5.01%
Brandes Investment Partners, LP	0	0.00%	6,903,029	4.13%	6,903,029	2.59%
Conselho de Administração	0	0.00%	501,023	0.30%	501,023	0.19%
Diretoria	0	0.00%	39,755	0.02%	39,755	0.01%
Em Tesouraria	0	0.00%	232,586	0.14%	232,586	0.09%
Outros	60,621	0.06%	133,265,107	80.91%	135,325,728	50.71%
TOTAL	99,679,851	100.00%	167,173,731	100.00%	266,853,582	100.00%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER)
WILKES PARTICIPAÇÕES S.A					Shareholding (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
CASINO GUICHARD PERRACHON *	1	0.00%	0	0.00%	1	0.00%
SEGISOR*	223,698,566	100.00%	0	0.00%	223,698,566	100.00%
Almacenes Éxito S.A. *	1	0.00%	0	0.00%	1	0.00%
Treasury Shares	0	0.00%	0	0.00%	0	0.00%
TOTAL	223,698,568	100.00%	0	0.00%	223,698,568	100.00%
(*) Foreign Company

Other information deemed as relevant by the Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
SEGISOR					Shareholding (In units)
Quotaholder	Quotas	%	Preferred Shares	%	Number	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%	0	0.00%	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%	0	0.00%	887,239,543	50.00%
TOTAL	1,774,479,086	100.00%	0	0.00%	1,774,479,086	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ONPER INVESTIMENTOS 2015 S.L.					Shareholding (In units)
Shareholder	Common Shares	%	Preferred Shares	%	Number	%
ALMANACENES ÉXITO S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100.00%	0	0.00%	3,000	100.00%

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES
ALMANACENES ÉXITO S.A.					Shareholding (In units)
Shareholders*	Common Shares	%	Preferred Shares	%	Number	%
Geant International B.V.	187,689,792	41.93%	0	0.00%	187,689,792	41.93%
Geant Fonciere B.V.	47,725,428	10.66%	0	0.00%	47,725,428	10.66%
Fondo de Pensiones Obligatorias Porvenir Moderado	23,322,916	5.21%	0	0.00%	23,322,916	5.21%
Fondo de Pensiones Obligatorias Proteccion	25,272,142	5.65%	0	0.00%	25,272,142	5.65%
Other Shareholders	163,594,038	36.55%	0	0.00%	163,594,038	36.55%
TOTAL	447,604,316	100.00%	0	0.00%	447,604,316	100.00%

Other information deemed as relevant by the Company

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES					Shareholding at 03/31/2019 (In units) Total
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.49%	110,476,573	41.40%

Management
Board of Directors	-	0.00%	501,023	0.30%	501,023	0.19%
Board of Executive Officers	-	0.00%	39,755	0.02%	39,755	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholdersas	60,621	0.06%	155,543,024	93.04%	155,603,645	58.31%

Total	99,679,851	100.00%	167,173,731	100.00%	266,853,582	100.00%

Outstanding Shares	60,621	0.06%	156,083,802	93.37%	156,144,423	58.51%

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES					Shareholding at 03/31/2018 (In units) Total
Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	10,857,343	6.51%	110,476,573	41.44%

Management
Board of Directors	-	0.00%	1	0.00%	1	0.00%
Board of Executive Officers	-	0.00%	470,379	0.28%	470,379	0.18%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholdersas	60,621	0.06%	155,346,800	93.07%	155,407,421	58.30%

Total	99,679,851	100.00%	166,907,109	100.00%	266,586,960	100.00%

Outstanding Shares	60,621	0.06%	155,817,180	93.36%	155,877,801	58.47%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 10, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.